Exhibit 99.5

                          ----------------------------
                           CONVERSION APPRAISAL REPORT

                           WILLOW GROVE BANCORP, INC.

                          PROPOSED HOLDING COMPANY FOR
                                WILLOW GROVE BANK
                            Maple Glen, Pennsylvania

                                  Dated As Of:
                                December 7, 2001
                          ----------------------------

                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209

                        [LETTERHEAD OF RP FINANCIAL, LC.]

                                                                December 7, 2001

Board of Directors
Willow Grove Mutual Holding Company
Willow Grove Bancorp
Willow Grove Bank
Welsh and Norristown Roads
Maple Glen, Pennsylvania 19002-8030

Members of the Board of Directors:

      At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Willow Grove Bancorp, Maple Glen, Pennsylvania ("Bancorp" or "Willow Grove") in connection with the mutual-to-stock conversion of Willow Grove Mutual Holding Company (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 56.94 percent of the common stock of Bancorp (the "MHC Shares"), the mid-tier holding company for Willow Grove Bank, Maple Glen, Pennsylvania (the "Bank"). The remaining 43.06 percent of Bancorp's common stock is owned by public stockholders. Bancorp, organized in December 1998, owns 100 percent of the outstanding common stock of the Bank. It is our understanding that Bancorp will offer its stock, representing the majority ownership interest held by the MHC, to depositors of the Bank, the Bank's ESOP, borrowers of the Bank, directors officers and employees, current stockholders of Willow Grove Bancorp, members of the local community, and the public at large (the Subscription and Community offerings).

      This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Plan of Conversion

      On September 7, 2001, the Board of Directors of the MHC adopted the plan of conversion pursuant to which the MHC will convert from the mutual holding company form of ownership to 100 percent ownership of the Bank's common stock by Bancorp. The MHC will be merged into the Bank and the MHC will no longer exist. As part of the conversion, Bancorp will sell shares of common stock in an offering that will represent the ownership interest in
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Boards of Directors
December 7, 2001
Page 2


Bancorp currently owned by the MHC. As of December 7, 2001, the MHC's ownership interest in Bancorp approximated 56.94 percent. Bancorp will also issue shares of its common stock to the public stockholders of Bancorp pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Bancorp common stock as owned immediately prior to the conversion.

RP Financial, LC.

      RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and Bancorp in the preparation of the post-conversion business plan, we are independent of Bancorp, the Bank, the MHC and the other parties engaged by the Bank or Bancorp to assist in the stock conversion process.

Valuation Methodology

      In preparing our Appraisal, we have reviewed the regulatory applications of Bancorp, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Bancorp, the Bank and the MHC, that has included a review of audited financial information for fiscal years ended June 30, 1997 through 2001 and interim financial results through September 30, 2001, a review of various unaudited information and internal financial reports through September 30, 2001, and due diligence related discussions with Bancorp's management; KPMG LLP, Bancorp's independent auditor; Elias, Matz, Tiernan & Herrick L.L.P., Bancorp's conversion counsel; and Keefe, Bruyette & Woods, Inc., Bancorp's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

      We have investigated the competitive environment within which Bancorp operates and have assessed Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Bancorp's assets and equity pursuant to the completion of the conversion. We have reviewed the overall conditions in Bancorp's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Securities
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Boards of Directors
December 7, 2001
Page 3


and other third party private and governmental sources. We have compared Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the OTS valuation guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

      The Appraisal is based on Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Bancorp and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Bancorp, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Bancorp. The valuation considers Bancorp only as a going concern and should not be considered as an indication of Bancorp's liquidation value.

      Our appraised value is predicated on a continuation of the current operating environment for Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Bancorp following completion of the second step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

      The estimated pro forma market value is defined as the price at which Bancorp's common stock, immediately upon completion of the second step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

      It is our opinion that, as of December 7, 2001, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Bancorp, and, (2) exchange shares to be issued to existing public shareholders of Bancorp, was $79,036,070 at the midpoint, equal to 7,903,607 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range was $45,000,000, equal to 4,500,000 shares at $10.00 per share. The offering range includes a minimum value of $38,250,000, equal to 3,825,000 shares at $10.00 per share (85.0 percent of the midpoint) and a maximum value of $51,750,000, equal to 5,175,000 shares at
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Boards of Directors
December 7, 2001
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$10.00 per share (115.0 percent of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $59,512,500, equal to 5,951,250 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

      OTS regulations provide that, in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio, designed to result in an offering price of $10.00 per share. The formula has been designed to preserve the current aggregate percentage ownership in Bancorp equal to 56.94 percent as of December 7, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Bancorp will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.3598 shares, 1.5997 shares, 1.8397 shares and
2.1156 shares of newly issued shares of Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Bancorp shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

      Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of Bancorp immediately upon issuance of the stock.

      RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Bancorp as of September 30, 2001, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Bancorp and the exchange of the public shares for newly issued shares of Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC, Bancorp and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.
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Boards of Directors
December 7, 2001
Page 5


      RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

      This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Bancorp's stock offering.

                                        Respectfully submitted,

                                        RP FINANCIAL, LC.

                                        Ronald S. Riggins
                                        President and Managing Director

                                        James P. Hennessey
                                        Senior Vice President
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RP Financial, LC.

                                TABLE OF CONTENTS
                                WILLOW GROVE BANK
                            Maple Glen, Pennsylvania

                                                                           PAGE
DESCRIPTION                                                               NUMBER
-----------                                                               ------

CHAPTER ONE                   OVERVIEW AND FINANCIAL ANALYSIS

      Introduction                                                         1.1
      Plan of Conversion                                                   1.2
      Strategic Overview                                                   1.3
      Balance Sheet Trends                                                 1.5
      Income and Expense Trends                                            1.9
      Interest Rate Risk Management                                        1.14
      Lending Activities and Strategy                                      1.15
      Asset Quality                                                        1.18
      Funding Composition and Strategy                                     1.19
      Subsidiary                                                           1.20
      Legal Proceedings                                                    1.20

CHAPTER TWO                              MARKET AREA

      Introduction                                                         2.1
      Market Area Demographics                                             2.2
      Local Economy                                                        2.4
      Market Area Deposit Characteristics                                  2.6

CHAPTER THREE                        PEER GROUP ANALYSIS

      Peer Group Selection                                                 3.1
      Financial Condition                                                  3.7
      Income and Expense Components                                        3.9
      Loan Composition                                                     3.12
      Credit Risk                                                          3.14
      Interest Rate Risk                                                   3.14
      Summary                                                              3.17
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                                TABLE OF CONTENTS
                                WILLOW GROVE BANK
                            Maple Glen, Pennsylvania
                                   (continued)

                                                                           PAGE
DESCRIPTION                                                               NUMBER
-----------                                                               ------

CHAPTER FOUR                      VALUATION ANALYSIS

      Introduction                                                         4.1
      Appraisal Guidelines                                                 4.1
      RP Financial Approach to the Valuation                               4.1
      Valuation Analysis                                                   4.2
             1. Financial Condition                                        4.3
             2. Profitability, Growth and Viability of Earnings            4.4
             3. Asset Growth                                               4.4
             4. Primary Market Area                                        4.5
             5. Dividends                                                  4.7
             6. Liquidity of the Shares                                    4.8
             7. Marketing of the Issue                                     4.9
                     A. The Public Market                                  4.9
                     B. The New Issue Market                               4.15
                     C. The Acquisition Market                             4.16
                     D. Trading in Bancorp's Stock                         4.18
             8. Management                                                 4.18
             9. Effect of Government Regulation and Regulatory Reform      4.19
      Summary of Adjustments                                               4.19
      Valuation Approaches                                                 4.20
             1. Price-to-Earnings ("P/E")                                  4.21
             2. Price-to-Book ("P/B")                                      4.22
             3. Price-to-Assets ("P/A")                                    4.25
      Comparison to Recent Conversions and Second Step Offerings           4.25
      Valuation Conclusion                                                 4.26
      Establishment of the Exchange Ratio                                  4.26
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RP Financial, LC.

                                 LIST OF TABLES
                                WILLOW GROVE BANK
                            Maple Glen, Pennsylvania

TABLE
NUMBER     DESCRIPTION                                                      PAGE
------     -----------                                                      ----

 1.1    Historical Balance Sheets                                           1.6
 1.2    Historical Income Statements                                        1.10

 2.1    Summary Demographic Data                                            2.3
 2.2    Major Employers in Montgomery and Bucks Counties and
        Greater Philadelphia                                                2.5
 2.3    Unemployment Trends                                                 2.6
 2.4    Deposit Summary                                                     2.7
 2.5    Deposit Market Share of Largest Competitors                         2.8

 3.1    Peer Group of Publicly-Traded Thrifts                               3.3
 3.2    Balance Sheet Composition and Growth Rates                          3.8
 3.3    Income as a Percent of Average Assets and Yields, Costs, Spreads    3.10
 3.4    Loan Portfolio Composition and Related Information                  3.13
 3.5    Credit Risk Measures and Related Information                        3.15
 3.6    Interest Rate Risk Measures and Net Interest Income Volatility      3.16

 4.1    Peer Group Market Area Comparative Analysis                         4.6
 4.2    Market Area Unemployment Rates                                      4.7
 4.3    Pricing Characteristics and After-Market Trends                     4.17
 4.3    Public Market Pricing                                               4.23
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Page 1.1


                       I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

      Willow Grove Bank (the "Bank") is a federally-chartered savings bank which conducts operations through its executive offices in Maple Glen, Pennsylvania, a total of 12 retail office facilities including its main office, and an operations center. The Bank's markets in eastern Pennsylvania are within the Philadelphia metropolitan area and the Bank's main office is located approximately 20 miles north of downtown Philadelphia. The Bank's markets in Montgomery, Bucks and Philadelphia Counties are suburban markets which are bedroom communities but also have broad employment bases. Residents of the Bank's markets are typically middle to upper middle class, although income levels in Philadelphia County are more moderate.

      The Bank was organized in 1909 and has a long history of service to its primary market. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). The Bank's primary regulator is the Office of Thrift Supervision ("OTS"). The Bank reorganized into the mutual holding company ("MHC") structure in 1998 and sold a minority interest of its common stock to the public at that time.

      Willow Grove Bancorp, Inc. ("Bancorp" or "Willow Grove") is a federal corporation which was organized in 1998. The most significant asset of Bancorp is its equity investment in Willow Grove; in addition, Bancorp has loans to the Bank and the employee stock ownership plan ("ESOP"). Bancorp is majority owned by Willow Grove Mutual Holding Company (the "MHC"), a federally chartered mutual holding company. On December 23, 1998, Bancorp acquired all of the issued and outstanding common stock of the Bank in connection with the Bank's reorganization into a stock company through a mid-tier holding company structure. As of September 30, 2001, Bancorp had $637.4 million in assets, $503.1 million in deposits and total equity of $63.2 million, or 9.9% of total assets. Bancorp's audited financial statements are included by reference as
Exhibit I-1.
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Page 1.2


Plan of Conversion

      In connection with the Plan of Conversion, Bancorp will be reorganized as a Pennsylvania corporation. Bancorp is the majority-owned subsidiary of the MHC, a federally-chartered mutual holding company. Currently, the MHC owns 2,812,974 shares of Bancorp's common stock outstanding, or 56.9%, with the remaining 2,127,613 shares, or 43.1%, owned by public shareholders. In conjunction with the mutual-to-stock conversion, the MHC will merge with and into Bancorp and Bancorp will sell the 56.9% ownership interest in the MHC to members and the public through Subscription and Community offerings (i.e., the "second step conversion" or "conversion"), based on the appraised value. The proceeds of the Subscription and Community offerings will be retained as capital by Bancorp and the Bank. Following the second step conversion, the federal corporation will cease to exist, and will be succeeded by a new Pennsylvania corporation with the same name. Upon completion of the conversion, 100% of the shares will be owned by public shareholders.

      Bancorp will retain up to 50% of the net second step offering proceeds, and the balance will be downstreamed to the Bank. The net proceeds at Bancorp and the Bank will initially be invested into short-term investments pending longer-term deployment. Bancorp's activities are expected to be consistent with the past. Bancorp intends to pursue acquisitions of other regionally based financial institutions, capitalizing on the increased equity position and higher market capitalization of the common stock. At present, there are no specific plans to acquire other financial institutions. Bancorp expects to continue to pay quarterly dividends to shareholders and may continue to repurchase shares of common stock if appropriate.

      Further details of the stock conversion will be set forth in the Bank's conversion application, plan of conversion, notice and information statement and holding company application.

      The Bank is pursuing the second step conversion based on several sound business and competitive reasons, including: to increase the capital level to support further expansion, improve the overall competitive position of Willow Grove in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity capital raised in the conversion will provide a larger capital cushion for continued growth and diversification in the regional area, as well as increase the lending capability. Future growth opportunities are
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Page 1.3


expected through the current branch network as well as through de novo branching. Additionally, the Bank anticipates that growth opportunities will result from bank consolidation in the local market and the resulting fallout of customers who are attracted to Willow Grove's community-bank orientation and emphasis on customer service. The MHC structure has limited the opportunity to acquire other institutions - so the conversion should facilitate Bancorp's ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration. Further, the conversion will increase the public ownership, which is expected to improve the liquidity of the common stock. The increased capital should facilitate the ability of the Bank to pursue further diversification of products and services as well as support recent diversification efforts.

Strategic Overview

      Throughout much of its corporate history, Willow Grove's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing savings and other financial needs of its local customers in Montgomery, Bucks and Philadelphia Counties. In this regard, Willow Grove has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into construction lending, commercial real estate lending and some secondary market loan sales. Following the employment of Bancorp's current managing officer in 1992, Willow Grove began to reorient itself towards a typical community bank strategy with a broader line of commercial, consumer and other products and services. Additionally, Willow Grove has emphasized high quality and flexible service, capitalizing on its local orientation and expanded array of products and services. Accordingly, Willow Grove has implemented a three-prong lending strategy which has focused on: (1) portfolio mortgage lending; (2) offering commercial and consumer lending and other financial services; and (3) secondary market operations, whereby newly-originated long-term fixed rate mortgages are sold on a servicing released or servicing retained basis.

      With this transition in recent years, Willow Grove has been required to develop the infrastructure required to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Additionally, Willow Grove has employed a total of three commercial
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RP Financial, LC.
Page 1.4


loan officers who have local experience, to conduct the commercial lending operations Bancorp's increased community bank focus has led to an expansion that is evidenced by the growth of commercial real estate, multi-family mortgage loans and commercial and industrial ("C&I") loans - specifically, these loans have increased from $28.6 million, or 9.9% of total loans as of June 30, 1997, to $153.8 million, or 33.4% of total loans as of September 30, 2001. Growth in commercial lending is expected to continue.

      Despite the commercial lending emphasis, residential mortgage loans continue to comprise the largest portion of the loan portfolio, at $194.3 million, or 42.2% of total loans as of September 30, 2001. In addition, home equity lending has grown, and such loans totaled $76.8 million, or 16.7% of total loans. Commencing in the mid-1990s Willow Grove began outsourcing substantially all of its residential mortgage loan originations through a network of approximately 33 correspondent mortgage bankers and brokers, The Bank is presently increasing the level of 1-4 family mortgage loans originated through the branches. Lower yielding fixed rate mortgages (typically conforming loans) are generally originated/purchased through this correspondent network for resale in the secondary market. In the current environment, most new originations are sold on a servicing released basis. Shorter term and non-conforming loans are retained if they meet Willow Grove's underwriting criteria (typically such loans are not non-conforming due to credit characteristics but for other reasons).

      Willow Grove's interest-earning assets ("IEA") also consist of interest-earning deposits and short- to intermediate-term investment securities, all of which are currently classified as available for sale ("AFS"). Willow Grove's general balance sheet objective is to deploy funds primarily into loans and maintain moderate balances of cash and investments, given the higher yields on loans. At the same time, Bancorp has sought to leverage capital through wholesale leverage to enhance earnings, return on equity and earnings per share.

      In recent years, Willow Grove has sought strong growth to meet the financial needs of its community and in order to enhance franchise value - since fiscal year end 1997 total assets have grown 14.8% annually. During the period, asset growth has been achieved through growth at the existing branches and the opening of six de novo branches. Bancorp will continue to seek opening future branches over the next couple of years. Further, Bancorp expects to explore other potential expansion opportunities, including acquisitions. Local retail deposits have consistently
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RP Financial, LC.
Page 1.5


served as the primary funding liability for Bancorp. Borrowings have been used to a modest extent for asset-liability management purposes and to facilitate leveraging.

      Management believes that the stock offering will support Willow Grove's efforts to broaden its product line and pursue long term growth. The near-term deployment of the net offering proceeds is as follows:

      Willow Grove Bancorp. Bancorp is expected to retain up to 50% of the net conversion proceeds. Bancorp funds, net of the loan to the ESOP, are expected to be invested initially into short- and intermediate-term and/or callable investment securities with maturities ranging up to 3 to 5 years. Such funds may also be loaned to the Bank for the Bank to invest. Over time, Bancorp funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

      The Bank. The remainder of the net conversion proceeds will be infused into the Bank. The increase in the Bank's capital will be diminished by the contra-equity amount to be borrowed by the ESOP to fund the 8% stock purchase. The net cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) are anticipated to become part of general operating funds, and are expected to initially (1) be invested in short-term investments, (2) used to repay short-term borrowings and/or (3) to fund loan commitments or loans in the pipeline.

      On a pro forma basis, Bancorp and the Bank will increase the already strong capital position, facilitating the ability to continue the growth strategy through existing branches, de novo branching and potential acquisitions.

Balance Sheet Trends

      Growth Trends

      Over the last 5 years, Willow Grove has implemented a strategy of growth and expansion, both through internal growth at existing branches and de novo branching. This strategy is evidenced in the summary balance sheet data set forth in Table 1.1, which shows that total assets increased 14.8% annually from $354.7 million at the end of fiscal 1997, to $637.4 million as of September 30, 2001. While the majority of such growth in dollars has been in
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Page 1.6


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Page 1.7


loans, investments increased at a faster rate on a percentage basis. This is in part due to Bancorp's decision to limit loan growth in the current low rate environment which has accelerated loan payoffs and as Bancorp shifted its commercial lending focus to a smaller loan size.

      Bancorp's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 12.1% since 1997. Borrowings have increased more rapidly reflecting certain asset-liability management strategies and wholesale leveraging opportunities. In the future, Willow Grove expects to continue to utilize FHLB advances in several ways: (1) "pre-funding" the anticipated offering proceeds, and repay such advances with the offering proceeds; and (2) in connection with potential leveraging and/or interest rate risk management strategies, particularly if interest rates begin to increase.

      Equity has increased since the end of fiscal 1997, reflecting retained earnings and MHC reorganization stock offering in fiscal 1999. The equity/assets ratio has diminished since fiscal 1999 as asset growth outstripped the rate of equity growth and, as of September 30, 2001, the equity/assets ratio approximated 9.9%. Bancorp's equity contained a small amount of intangibles as of September 30, 2001, resulting from prior branch acquisitions; tangible equity equaled $62.0 million, or 9.7% of assets as of September 30, 2001.

      Loans Receivable

      Loans receivable totaled $454.7 million, or 71.3% of total assets, as of September 30, 2001, which reflects steady growth through fiscal 2001, before slowing in the current low interest rate environment. Over this period, the proportion of loans to total assets has declined from 80.2% to 71.3% since the end of fiscal 1997, as investment securities designated AFS largely made up the difference. Currently, 1-4 family mortgage loans comprise the largest segment of the loan portfolio, equal to 42.2% of total loans. The residential mortgage loan portfolio consists primarily of adjustable rate mortgage ("ARM") loans and relatively higher yielding fixed rate mortgage loans. In this regard, Bancorp will retain in portfolio longer term non-conforming loans if the yield is sufficiently above the rate for conforming loans to justify the increased credit and interest rate risk inherent in such loans. In the current low interest rate
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environment, it is Bancorp's practice to sell the majority of longer term loans which conform to the guidelines of the major secondary market agencies on a servicing released basis.

      Notwithstanding the reorientation of Willow Grove's operations to a more "community bank like" operating strategy, mortgage loans (including loans secured by 1-4 family properties, multi-family and commercial mortgages and properties under construction) continue to comprise 94% of total loans. C&I loans currently approximate 4.3% of total loans, which represents an increase from a balance of 0.6% of loans at the end of fiscal 1997. Consumer loans have increased slowly to 2.0% of assets currently.

      Willow Grove maintains a portfolio of loans classified AFS in connection with secondary market activities. The AFS loan portfolio balance has fluctuated over the last five fiscal years based on interest rates, the volume of loan originations and purchases and Bancorp's portfolio objectives. As of September 30, 2001, the balance of loans held for sale totaled $4.5 million, equal to 0.7% of assets. In comparison, at June 30, 2000, loans held for sale approximated $35.7 million. As of September 30, 2001, Bancorp was servicing $86.8 million of loans for others. In this regard, the majority of recent loans sales undertaken by Willow Grove have been on a servicing released basis.

      Investment and Mortgage Backed Securities

      Bancorp's preference is to deploy the majority of assets into loans while maintaining ample liquidity. Bancorp anticipates initially reinvesting the net conversion proceeds into investments with shorter maturities, pending longer-term deployment into other investments and loans. Otherwise, Willow Grove does not anticipate significant changes in liquidity portfolio composition.

      As of September 30, 2001, cash and cash equivalents totaled $24.3 million, equal to 3.8% of assets. AFS investment securities totaled $139.6 million, equal to 21.9% of assets. The majority of Bancorp's investments consist primarily of U.S. agency securities (primarily callable securities), MBS, equity securities (including a mutual fund investing in ARM mortgage loans) and a small balance of municipal bonds.
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Funding Structure

      Retail deposits have consistently met the substantial portion of balance sheet funding. Since fiscal year-end 1997, deposits have grown at a 12.1% annual rate, with the largest portion of the growth in dollars concentrated in certificates of deposit ("CDs"), at 64.0% of total deposits at September 30, 2001. The proportion of CDs to total deposits has declined from 70.0% at fiscal year end 1997, as NOW and passbook accounts reflect a growing portion of the deposit base.

      While Bancorp has increasingly utilized borrowed funds, as of September 30, 2001, borrowed funds totaled $65.4 million (in the form of FHLB advances), representing just 10.3 % of total assets. Bancorp typically utilizes borrowings:
(1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was primarily due to efforts to increase earnings through wholesale leveraging.

      Capital

      Retained earnings and the MHC reorganization offering proceeds led to annual equity growth of 16.4% since fiscal 1997. Equity growth has been comparatively modest since the end of fiscal 1999, largely due to the small operating loss reported in fiscal 2001 (primarily related to loan loss expenses on two loans), cash dividends paid to the minority stockholders and stock repurchases. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at September 30, 2001, qualifying as a "well capitalized" institution. The addition of conversion proceeds will serve to further strengthen Willow Grove's capital position.

Income and Expense Trends

      Table 1.2 shows Bancorp's historical income statements for the fiscal years ended June 30, 1997 to 2001, and for the 12 months ended September 30, 2001. Willow Grove's net income ranged from a low of $156,000 for the 12 months ended September 30, 2001, equal to 0.03% of average assets, to a high of $4.8 million, equal to 0.93% of average assets in fiscal 2000. The principal factor leading to the low level of earnings in the most recent fiscal year and for the 12
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

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months ended September 30, 2001, were loan loss provisions established in connection with two large commercial loans. Recurring earnings (i.e., earnings adjusted to exclude non-recurring income and expenses, including the commercial loan chargeoffs, on a tax effected basis) reflected an improving trend through fiscal 2000, reflecting the benefits from growth and diversification and reinvestment of offering proceeds. Estimated core earnings levels have since declined largely as growth in net interest income did not keep pace with the growth in operating costs. The components of profitability are explored below.

      Net Interest Income

      Willow Grove's net interest income steadily increased over the last five fiscal years, reflecting the increased capitalization following the minority stock offering in fiscal 1999, balance sheet growth and diversification. However, net interest income ratio to average assets peaked in fiscal 2000 - subsequent declines have largely reflected subsequent unfavorable movements in the yield curve and slope. The net interest income ratio compression is evidenced by the net interest spread decline from 2.97% in fiscal 1999 to 2.59% in fiscal 2001. Bancorp's strategy of increasing commercial and consumer lending and transaction accounts supported growth in Bancorp's net interest income ratio to a peak level of 375 basis points in fiscal 2000. The sharp rate reductions by the Federal Reserve Board ("FRB") in recent months have led to erosion in the net interest income ratio by roughly 38 basis points from such peak levels, as the decline in loan yields on short term and variable rate loans was faster than deposit costs. Details regarding Bancorp's yields, costs and spreads are included as Exhibit I-4.

      Non-Interest Income

      Non-interest income (i.e., other operating income) has shown an upward trend since fiscal 1997, from $749,000 to $1.473 million for the 12 months ended September 30, 2001, reflecting balance sheet growth and diversification of products and services. The non-interest income ratio remains low in comparison to industry averages, due in part to competitive conditions prevailing locally. Management seeks to increase the level of non-interest fee income by continuing to expand fee generating commercial loan and deposit relationships and by increasing non-traditional products and services such as mutual fund and annuity sales. However, growth in the level of non-interest operating income is expected to be gradual.
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      Operating Expenses

      Willow Grove's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching and revenue diversification strategies. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial lenders and support staff and the opening of six new branches since the end of fiscal 1997. The increase in operating expenses also reflects operations as a public company and the expenses of stock based benefit plans. As a result, since 1997 operating expenses have increased from $6.6 million, or 1.99% of average assets, to $14.3 million, or 2.35% of average assets, for the most recent 12 months. Bancorp expects that the operating expenses will continue to increase given continued expansion and diversification plans and the incremental costs of additional stock-related benefit plans in conjunction with the second step conversion; the operating expense ratio may diminish modestly with growth. Continued growth and reinvestment of the conversion proceeds should increase revenues sufficiently to offset the anticipated expense increase.

      Loan Loss Provisions

      Until fiscal 2001, Bancorp maintained strong asset quality and loan losses were limited. During fiscal 2001, Willow Grove experienced material loan losses, which were primarily attributable to the delinquency of two large commercial loans. Bancorp believes that the $7.2 million of chargeoffs related to these two commercial loans are non-recurring. The $900,000 loan loss provisions of the trailing 12 months through September 30, 2001 thus appears to be a "normalized" level of provision (these figures have been reflected in Table 1.2 in this fashion). In the valuation section, we exclude the $7.2 million of unusual chargeoffs in the derivation of the valuation earnings base.

      Going forward, management of Bancorp intends to continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, establishing additional loan loss provisions in accordance with Bancorp's asset classification and loss reserve policies. In this regard, management believes that the level of loan loss provisions may continue to trend higher given the emphasis on increasing the proportion of higher-risk weight loans in portfolio.
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      Non-Operating Items

      Non-operating income and expenses have had a varying impact on earnings over the last five fiscal years. In fiscal 1997 and 1998, Willow Grove reported non-operating expense equal to $1.6 million and $860,000, respectively, consisting primarily of the special SAIF assessment and the expense related to the establishment of the directors retirement program. In fiscal 1999, non-operating expenses primarily consisted of a $896,000 expense related to the establishment and initial funding of the Willow Grove Foundation. Non-operating items were nominal in fiscal 2000.

      During fiscal 2001 and the 12 months ended September 30, 2001, net non-operating expenses totaled $6.9 million and $6.7 million, respectively. Net non-operating expenses primarily consisted of the two commercial loan chargeoffs of $7.2 million offset by gains on the sale of loans equal to $381,000 and $491,000 for fiscal 2001 and the 12 months ended September 30, 2001, respectively.

      Taxes

      Bancorp's tax rate has ranged from a low of 35.9% to a high of 39.5% between fiscal 1997 and fiscal 2000. Willow Grove recorded a small tax benefit in the most recent fiscal year, primarily owing to the large level of loan loss provisions established.

      During fiscal 2001, Willow Grove formed a subsidiary known as Willow Grove Investment Corporation ("WGIC"), which holds approximately $113.7 million of investment securities. Investment income generated by this special purpose investment subsidiary is not included in Bancorp's Pennsylvania taxable income. Accordingly, Willow Grove believes that it has largely eliminated its future state tax liability through this tax planning strategy and estimates that its current effective tax rate is 33%.

      Efficiency Ratio

      Bancorp's efficiency ratio has been less favorable over the last three years largely due to (1) the increase in the operating expense ratio as Bancorp expanded and pursued diversification and (2) a concurrent reduction in the ratio of net interest income due to spread compression. Specifically, the efficiency ratio increased from 58.4% in fiscal 1999 to 65.1% for
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the 12 months ended September 30, 2001. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses (reflecting the stock plan expense and potential branching) may limit the improvement.

Interest Rate Risk Management

      Willow Grove manages interest rate risk primarily from the asset side of the balance sheet. To control interest rate risk, Willow Grove has implemented several strategies, including: (1) diversifying the loan portfolio into shorter-term loans, most notably commercial real estate and C&I loans; (2) selling the majority of longer-term fixed rate residential mortgages originated into the secondary market; (3) striving to fund operations through comparatively low cost retail deposits; and (4) by building the balance of lower-rate/fee-generating transaction accounts.

      These strategies have generally served to increase the sensitivity of Bancorp's assets to changes in interest rates and lengthen the duration of liabilities. Furthermore, the sale of fixed rate loans into the secondary market enhances Bancorp's non-interest revenues (through gains if any and future servicing revenues when servicing is retained), thereby reducing the reliance on net interest income for overall earnings. The gap analysis set forth in Exhibit I-7 reflects the impact of the foregoing strategies on Bancorp's repricing structure. The gap measures indicate a liability sensitive position with a cumulative gap-to-assets ratio equal to negative 4.3% in the one year or less period. Similarly, a rate shock analysis (see Exhibit I-6) also reflects a liability sensitive position as the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 36% decline in the Bank's NPV.

      Overall, the data suggests Bancorp's earnings would be negatively impacted by rising interest rates, although Bancorp has been somewhat successful in reducing its exposure to interest rate risk. At the same time, there are numerous limitations inherent in such analyses, such as the credit risk of Bancorp's loans and the impact to secondary market loan sales under a higher interest rate environment. In this regard, such analyses do not measure the impact of changing spread relationships as interest rates among various asset and liability accounts rarely move in tandem (i.e., Bancorp has recently experienced spread compression in a declining rate
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environment as loans repriced downward more rapidly than CDs and the pricing of transaction and savings accounts changed relatively modestly in comparison to the rates on government securities and other major money market rates).

Lending Activities and Strategy

      Willow Grove's lending strategy has been developed to take advantage of:
(1) Bancorp's historical strengths in the areas of permanent and construction residential mortgage lending; (2) the relatively favorable local business and economic environments for small business lending; and (3) perceived opportunities in commercial and consumer lending.

      Willow Grove's lending operations consists of three major segments as follows: (1) portfolio mortgage lending; (2) commercial and consumer lending; and (3) secondary market operations. This lending strategy is evidenced in Bancorp's loan portfolio composition (see Exhibit I-8). As of September 30, 2001, permanent first mortgage loans secured by residential properties totaled $194.3 million, equal to 42.2% of total loans at the same date, while residential construction loans represented another 5.4%. Commercial real estate and multifamily loans currently approximate 24.0% and 5.2% of total loans, respectively, while home equity loans equaled 16.7%. Non-residential lending has gradually increased to 6.5% of total loans.

      Bancorp's 1-4 family lending is largely conducted through approximately 33 correspondent mortgage bankers and brokers who originate and underwrite such loans based on Bancorp's criteria for investment or sale. Such loans are designated as "originated" or "purchased" based on the arrangement with such correspondents. In addition, Bancorp's branch personnel also originate such 1-4 family loans. The majority of 1-4 family lending is generally underwritten in accordance with Fannie Mae or Freddie Mac guidelines. Bancorp will also acquire non-conforming loans for portfolio, which currently approximates roughly one-quarter of the 1-4 family portfolio. Loans sold in the secondary market may be sold on a servicing retained or released basis, depending upon the prevailing environment. Loan underwriting is conducted at the main office, and conforming loans are underwritten by third party contractors to ensure secondary market saleability.
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      Bancorp maintains loan limit authority for officers to ensure larger loans are subject to multiple reviews and approvals:

            > Loans under $1.0 million individually, and $2.0 million collectively for the President and Senior Loan Officer;

            > Loans exceeding limits must be approved by the management loan committee, the directors loan committee or the full board.

      Bancorp's current regulatory loans to one borrower ("LTOB") is approximately $8.4 million. The increased pro forma capital will increase the regulatory LTOB limit.

      As of September 30, 2001, residential mortgage loans equaled $194.3 million, or 42.2% of total loans. Willow Grove originates both fixed rate and adjustable rate 1-4 family loans; Bancorp's general philosophy is to seek to originate or purchase adjustable rate loans and/or higher yielding fixed rate loans. Generally, conforming loans which have lower yields are sold to a variety of private purchasers. In the current interest rate environment, Bancorp has been selling a relatively high proportion of its fixed rate residential mortgage loan originations and has not been seeking to increase the balance of the fixed rate mortgage loan portfolio.

      Bancorp originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 95%, with private mortgage insurance ("PMI") being required for loans in excess of a 80% LTV ratio. The substantial portion of 1-4 family mortgage loans originated and/or purchased by Willow Grove are secured by residences in the local market.

      As a complement to the 1-4 family permanent mortgage lending activities, Bancorp also offers home equity loans including fixed rate amortizing term loans ("HELs") as well as variable rate lines of credit ("HELOCs"). Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. HELOCs approximated $7.5 million of the $76.8 million total home equity loans outstanding. When combined with the first mortgage loan, Bancorp will make home equity loans up to 100% LTV. To a lesser extent, Bancorp also purchases home equity loans through correspondents.

      Construction lending has been a modest part of overall lending operations over the last several years. Willow Grove originates in-market residential and commercial construction loans to shorten the average duration of assets, and support asset yields. Bancorp generally limits such loans to known builders and developers with established relationships with Bancorp. The
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majority of Bancorp's construction lending is in Montgomery and Bucks Counties.
Bancorp originates both loans on pre-sold homes as well as builder loans ("spec" loans). Bancorp limits the amount of builder loans outstanding at any one time generally in the range of 2 to 6 per project. Construction loans generally have variable rates of interest, terms of 1-3 years and LTV ratios up to 80%.

      In conjunction with its construction lending, Bancorp has also made land development loans. Land development loans are typically tied to the construction of residential housing and is limited to local developers with whom Bancorp has established relationships for the purpose of developing residential subdivisions (i.e., installing roads, sewers, water and other utilities), as well as loans to individuals to build lots. Land development loans are secured by a lien on the property and made with a variety of fixed and adjustable terms and are made with maximum loan-to-value ratios of 75% of the improved value of the property. Bancorp may finance the acquisition, development and construction of multi-million dollar projects but the typical project is much smaller and all such loans will be secured by properties in its local markets. Bancorp seeks to obtain personal guarantees from the principals of its corporate borrowers.

      Willow Grove originates loans for the purchase or financing of various types of multi-family and commercial real estate loans. Bancorp has hired experienced commercial lenders for such lending. Willow Grove's commercial real estate and multi-family loan portfolios are largely comprised of loans originated in-house and secured by properties in the primary market in southeastern Pennsylvania. Such lending is expected to continue to grow. At September 30, 2001, the balance of multi-family and commercial mortgage loans equaled $134.1 million, 29.2% of total loans. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Most income producing property loans originated by Bancorp are for the purpose of financing existing structures rather than new construction. Management typically limits the maximum LTV ratio to 80% for a newly-constructed building and to 75% for an existing structure, and a debt service ratio of not less than 115%.

      Willow Grove intensified its efforts to increase the commercial loan portfolio commencing in 1994 and has employed the staff and developed the other necessary
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infrastructure in order to undertake such lending. Since May 1997 Bancorp has been originating small-to-mid-sized businesses in the local areas through three lenders. As of September 30, 2001, commercial business loans totaled $19.7 million, equal to 4.3% of total loans. Bancorp offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most line of credit and business term loans are secured by real estate and other assets such as inventory or accounts receivable.

      Consumer loans totaled $10.1 million at September 30, 2001, equal to 2.2% of total loans. Consumer loans are generally offered to provide a full line of loan products to customers and typically include student loans, loans on deposits, and auto loans. Such loans will continue to be offered but are expected to remain a small part of the total loan portfolio.

      Exhibit I-10, which shows Bancorp's loan originations/purchases, repayments and sales over the past three fiscal years, highlights Willow Grove's recent emphasis on commercial and home equity lending. In this regard, loan originations and purchases excluding 1-4 permanent residential mortgage loans (but including home equity loans) have decreased from 57% of total originations in fiscal 1999 to 39% of total originations in fiscal 2001. In dollar terms, non-residential loan originations and purchases have increased from $71.5 million in fiscal 1999, to $88.9 million in fiscal 2001.

      Overall loan originations and purchases have fluctuated based primarily on market factors including the interest rate environment. For the fiscal 1999, 2000 and 2001, total loan originations equaled $167.5 million, $129.7 million and $144.7 million, respectively. For the three months ended September 30, 2001, loan originations and purchases equaled $39.1 million, which falls within the levels exhibited over the last three fiscal years on an annualized basis.

Asset Quality

      Until fiscal 2001 Willow Grove's asset quality has historically been strong but the level of NPAs has been subject to increase during fiscal 2001, primarily as a result of growth of higher risk-weight loans coupled with a modest weakening of certain segments of the economy. Specifically, as reflected in Exhibit I-11, the balance of non-performing assets ("NPAs")
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increased from 0.22% of assets in fiscal 2000, to 0.83% of assets at the end of fiscal 2001. As of September 30, 2001, non-performing loans totaled $2.9 million while restructured loans totaled $1.7 million (primarily comprised of one loan with a balance of $1.5 million) at that same date. Total NPAs equaled $4.8 million as of September 30, 2001, which equaled 0.75% of assets.

      Willow Grove charged off $7.4 million of loans in fiscal 2001, of which $7.2 million was related to two commercial loans. The largest loan had a principal balance of $6.7 million was partially secured by real estate, inventory, equity securities and fixed assets. Due to operating problems in the business, the borrower filed for bankruptcy and Bancorp is pursuing recovery efforts. A total of $5.3 million of the loan has been charged off and $546,000 remains in the non-accrual loan balance. The remaining $1.9 million of charged off loans reflects a $2.0 million commercial loan which became delinquent due to extensive fraud in the borrower's business; the remaining $93,000 of the loan remains on non-accrual status and is secured by equity securities.

      As of September 30, 2001, Bancorp's loan loss reserves equaled $4.539 million, or 0.99% of the net loan portfolio; the reserve coverage as a percent of NPAs was 95%. While loss reserves as a percent of loans outstanding has been increasing over the last five fiscal year, reserve coverage as a percent of NPAs has diminished. Bancorp reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions.

Funding Composition and Strategy

      Deposits have consistently been Bancorp's primary source of funds. As of September 30, 2001, deposits totaled $503.1 million, which reflects 12.1% compounded annual growth since the end of fiscal 1994. As discussed previously, Bancorp implemented a growth and expansion strategy in the mid 1990s with the objective of building the franchise and leveraging capital. Growth and entry into new markets has been facilitated by the opening of six de novo branches since fiscal 1997, doubling the number of office facilities in five years. Management believes that Willow Grove's deposit pricing places Bancorp in the middle of the range of the local competition. Notwithstanding pricing deposits "at the market," Willow Grove has been
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Page 1.20


successful in growing its deposit base as a result of economic and population growth in the local markets and attracting new customers as a result of consolidation in the local banking industry.

      Lower costing savings and transaction accounts totaling $180.9 million comprised approximately 36% of Willow Grove's deposits at September 30, 2001. The proportion of savings and transaction accounts reflects a modest increase since fiscal 1997 partially as a result of implementation of the community bank strategy. The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of September 30, 2001, CDs with balances equal to or in excess of $100,000 equaled $60 million.

      As of September 30, 2001, borrowed funds totaled $65.4 million and consisted solely of FHLB advances. The level of borrowings reflects a growth trend since fiscal 1999 as Bancorp has sought to leverage the capital raised in the MHC reorganization offering. In the future, Willow Grove may utilize FHLB advances more heavily in several ways as follows: (1) "pre-funding" the anticipated offering proceeds, and repay such advances with the offering proceeds; and (2) in connection with potential leveraging and/or interest rate risk management strategies, particularly if interest rates begin to increase.

Subsidiary

      Willow Grove has one subsidiary, WGIC, which was formed in September 2000, for the purpose of retaining a portion of Bancorp's investment securities with the objective of minimizing the state tax liability.

Legal Proceedings

      On May 2, 2001, a lawsuit was filed against Bancorp by ATS Products Corp. related to a line of credit extended by Bancorp to the Plaintiff. The plaintiff seeks compensatory damages in an amount in excess of $150,000, punitive damages, attorney fees, costs and litigation expenses as well as other relief. The Plaintiff alleges that its actual damages may exceed $10 million. Willow Grove believes that such claims are without merit and its is vigorously defending its position.
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      Other than the foregoing action, Willow Grove is involved only in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of Bancorp.
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Page 2.1


                                 II. MARKET AREA

Introduction

      Willow Grove currently conducts operations through its main office in Maple Glen, Pennsylvania, and a total of 11 additional branch offices in southeastern Pennsylvania in Montgomery, Bucks and Philadelphia Counties. Bancorp's main office is located approximately 20 miles north of downtown Philadelphia. All three counties where Bancorp operates branches are included in the Philadelphia Metropolitan Statistical Area ("MSA"); the MSA also encompasses one additional nearby county in Pennsylvania and three counties in New Jersey.

      The Philadelphia MSA is the nation's fourth largest metropolitan area in terms of total population. Based on 2000 census data, the MSA population was estimated at 5.0 million. The three counties served by Bancorp's branches had a total population 2.7 million; Bucks and Montgomery Counties where 10 out Bancorp's 12 branches are located and where the majority of the loan and deposit customers reside had a total population of 1.3 million. The Philadelphia area economy is typical of most large Northeast and Midwest cities where the traditional manufacturing-based economy has diminished somewhat in favor of service sector growth. The service employment growth has enhanced the MSA's economic diversity, and regional employment today is derived from several employment sectors.

      Montgomery and Bucks Counties are bedroom communities for commuters to nearby Philadelphia, although local employment has continued to grow as many businesses have found suburban locations to be attractive. Likewise, the northeast Philadelphia markets where Bancorp operates tend to be residential in character although homes are typically smaller (i.e., there are many townhomes and small apartment units) while income levels are typically lower than the averages in Bucks and Montgomery Counties. Overall, the economy of Bancorp's markets has improved significantly since the early 1990s. Unemployment rates are moderate but generally reflect a rising trend consistent with regional and national aggregates. The regional real estate market appears to be stable, after several years of escalating prices.

      Over the past several decades, the Philadelphia MSA has become a major center for financial services, and Willow Grove competes with a number of very large financial institutions
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that are either headquartered or maintain office networks in southeastern
Pennsylvania. Some of the larger commercial banks operating in the MSA include Wachovia, PNC Bank Corp and Citizens Bank. Willow Grove also competes with a number of large savings institutions who maintain branches in or are headquartered in southeastern Pennsylvania, including Sovereign Bank and Commonwealth Bank. Overall, the magnitude of the competition that Willow Grove faces is apparent with more than 800 financial institution branches in Montgomery, Bucks and Philadelphia Counties (excluding credit unions). These numbers do not include competition from mortgage banking companies, investment houses, mutual funds and other sources.

      Future growth opportunities for Willow Grove depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for Bancorp and the relative economic health of Willow Grove's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of Bancorp, and will be factored into our valuation analysis accordingly.

Market Area Demographics

      Demographic growth trends for Montgomery and Bucks Counties exhibited superior population and household growth trends to the state and Philadelphia MSA average (see Table 2.1). Overall, Montgomery and Bucks Counties appear to provide relatively attractive growth potential for Bancorp as both counties: (1) demonstrate relatively strong population and household growth trends; and (2) exhibit above average wealth in terms of income levels and median home value. Bancorp has also expanded into northeast Philadelphia, given the proximity to Willow Grove's traditional markets and the large size of the market overall. Importantly, the generally favorable characteristics exhibited by Willow Grove's markets has also been perceived by other financial institutions which has intensified the level of competition as well.
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                                        Table 2.1
                                    Willow Grove Bank
                                Summary Demographic Data


                                                         Year                     Growth Rate    Growth Rate
                                 --------------------------------------------
Population (000)                      1990               2000            2005       1990-2000      2000-2005
                                      ----               ----            ----       ---------      ---------
United States                      248,710            275,247         287,640            1.0%           0.9%
Pennsylvania                        11,882             11,986          11,942            0.1%          -0.1%
Philadelphia MSA                     4,922              4,952           4,966            0.1%           0.1%
Bucks County                           541                599             627            1.0%           1.1%
Montgomery County                      678                729             751            0.7%           0.8%
Philadelphia County                  1,586              1,400           1,315           -1.2%          -1.6%

Households (000)

United States                       91,947            103,400         108,897            1.2%           1.0%
Pennsylvania                         4,496              4,619           4,645            0.3%           0.1%
Philadelphia MSA                     1,801              1,842           1,860            0.2%           0.2%
Bucks County                           191                215             227            1.2%           1.3%
Montgomery County                      255                281             293            1.0%           1.1%
Philadelphia County                    603                548             520           -1.0%          -1.3%

Household Income (000)

United States                      $29,199            $41,914         $49,127            3.7%           3.2%
Pennsylvania                        29,049             40,344          46,169            3.3%           3.4%
Philadelphia MSA                        NA             48,289          56,202              NA           3.9%
Bucks County                        40,418             59,903          69,224            4.0%           3.7%
Montgomery County                   41,479             60,375          66,234            3.8%           2.3%
Philadelphia County                 22,021             31,987          37,598            3.8%           4.1%

Per Capita Income- ($)

United States                      $13,179            $22,162              --            5.3%            N/A
Pennsylvania                        12,973             21,645              --            5.3%            N/A
Philadelphia MSA                        NA             25,816              --              NA            N/A
Bucks County                        15,869             29,230              --            6.3%            N/A
Montgomery County                   18,544             36,073              --            6.9%            N/A
Philadelphia County                 10,499             17,080              --            5.0%            N/A

2000 Age Distribution(%)        0-14 Years        15-24 Years     25-44 Years     45-64 Years       65+ Years       Median Age
                                ----------        -----------     -----------     -----------       ---------       ----------
United States                         21.3               13.9            29.9            22.2            12.7             35.7
Pennsylvania                          19.5               12.7            28.9            23.0            15.9             38.2
Philadelphia MSA                      21.0               12.6            30.3            22.1            14.1             36.8
Bucks County                          21.1               11.7            30.7            23.8            12.7             37.3
Montgomery County                     19.0               10.8            30.6            23.4            16.2             39.2
Philadelphia County                   22.0               12.3            30.3            20.6            14.8             35.8

                                 Less Than         $15,000 to      $25,000 to      $50,000 to     $100,000 to
2000 HH Income Dist.(%)            $15,000             25,000         $50,000        $100,000        $150,000        $150,000+
                                   -------             ------         -------        --------        --------        ---------
United States                         14.5               12.5            32.3            29.8             7.4              3.5
Pennsylvania                          14.8               13.1            34.1            28.4             6.5              3.1
Philadelphia MSA                      12.3                9.9            29.6            33.3             9.7              5.3
Bucks County                           5.4                6.2            27.0            41.3            13.9              6.3
Montgomery County                      5.5                6.9            26.6            37.2            13.8             10.0
Philadelphia County                   23.9               15.2            33.0            22.5             3.9              1.5

RP Financial, LC.
Page 2.4


Local Economy

      The work force in Willow Grove's market is reflective of its suburban character with a relatively high proportion of professional, technical and managerial jobs, as evidenced by the growth of suburban office parks outside of downtown Philadelphia. Table 2.2 sets forth a listing of the largest employers in Montgomery and Bucks Counties and the Greater Philadelphia area overall.

      Unemployment trends in the market area and Pennsylvania are displayed in Table 2.3. The Montgomery and Bucks County unemployment rates are typically lower than state and national averages, which is consistent with historical trends and is reflective of the relative strength and health of these markets. At the same time, unemployment rates have been trending upward reflecting weakening economic conditions, both locally and nationally, but local increases have lagged the increase nationwide. Conversely, the unemployment rate in Philadelphia, which is typically above the rate observed in the suburban markets (it was 6.0% in September 2001), has declined from the year earlier level.

RP Financial, LC.
Page 2.5


                                    Table 2.2
                                Willow Grove Bank
    Major Employers in Montgomery and Bucks Counties and Greater Philadelphia

Employer                                                               Employees
--------                                                               ---------

Bucks County
Estee Lauder                                                              2,100
St. Mary Medical Center                                                   1,700
Frankford Hospital                                                        1,600
Grandview Hospital                                                        1,500
Woods Services                                                            1,475
Doylestown Hospital                                                       1,400
Sears Roebuck                                                             1,200
ICT Group                                                                 1,123
Calkins Newspapers                                                        1,000
Jones Apparel Group                                                       1,000

Montgomery County
Merck & Company                                                           8,600
Jefferson Health System                                                   6,470
Prudential                                                                6,120
Abington Memorial Hospital                                                4,000
Lockheed Martin                                                           3,300
Aetna                                                                     3,000
SmithKline Bechman                                                        2,750
Genuardi's Supermarkets                                                   2,600
Unisys Corporation                                                        2,200
Philadelphia Newspapers                                                   2,000

Greater Philadelphia
University of Pennsylvania                                               21,142
Allegheny University Hospitals                                           16,000
DuPont                                                                   13,000
MBNA America Bank                                                        12,838
Lockheed Martin                                                          11,000

Source:  Local Chambers of Commerce.

RP Financial, LC.
Page 2.6


                                    Table 2.3
                                Willow Grove Bank
                             Unemployment Trends(1)

                                           September, 2000        September 2001
Region                                     Unemployment           Unemployment
------                                     ------------           ------------

United States                                   3.9%                   4.9%
Pennsylvania                                    4.1                    4.5
Philadelphia MSA                                4.2                    4.5
Bucks County                                    3.4                    4.0
Montgomery County                               3.1                    3.6
Philadelphia County                             6.9                    6.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

      Competition among financial institutions in Bancorp's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for Bancorp's products and services is expected to become increasingly competitive. Community-sized institutions such as Willow Grove typically compete with larger institutions on pricing or operate in a "niche" that will allow for operating margins to be maintained at profitable levels. Bancorp's business plan reflects elements of both strategies.

      Table 2.4 displays deposit market trends over recent years for Bucks, Montgomery, and Philadelphia Counties and Pennsylvania. Deposit growth in Bucks and Montgomery Counties has exceeded the national average, and deposit growth in Bancorp's primary market area has been realized by savings institutions overall. Notwithstanding the strengthening market share of savings institutions, commercial banks hold a dominant market share in Bucks and Montgomery Counties, equal to 71% and 72% of deposits, respectively, while holding slightly more than 80% of deposits in Philadelphia County. Competition for deposits in Pennsylvania in general is intense, as the overall size and stability of the Pennsylvania market makes it very attractive to financial institutions. Several large superregional institutions operate in Bancorp's markets as well as a relatively large number of community banks. Bancorp's annual deposit growth

RP Financial, LC.
Page 2.7


approximated 11.4% during the period covered in Table 2.4, well in excess of the market average, resulting in an increased market share for Bancorp. Such growth is consistent with Bancorp's growth objectives through de novo branching and competitive pricing.

                                        Table 2.4
                                    Willow Grove Bank
                                     Deposit Summary

                                                                                 As of June 30,
                                     --------------------------------------------------------------------------------
                                                        1997                                        2000
                                     ---------------------------------------     ------------------------------------     Deposit
                                                        Market       No. of                        Market     No. of    Growth Rate
                                       Deposits          Share      Branches       Deposits         Share    Branches    1997-2000
                                       --------          -----      --------       --------         -----    --------    ---------
                                        ($000)                                      ($000)                                  (%)
State of Pennsylvania                $171,766,753       100.0%         4,474     $177,019,798      100.0%       4,530         1.0%
  Commercial Banks                    143,735,475        83.7%         3,675      141,477,088       79.9%       3,575        -0.5%
  Savings Institutions                 28,031,278        16.3%           799       35,542,710       20.1%         955         8.2%

Bucks County                         $  6,843,465       100.0%           200     $  7,465,150      100.0%         216         2.9%
  Commercial Banks                      5,111,800        74.7%           145        5,271,147       70.6%         154         1.0%
  Savings Institutions                  1,731,665        25.3%            55        2,194,003       29.4%          62         8.2%
   Willow Grove Bank (1)                   49,712         2.9%             2           70,262        3.2%           2        12.2%
   Willow Grove Bank (2)                                  0.7%                                       0.9%

Montgomery County                    $ 11,445,530       100.0%           322     $ 12,841,663      100.0%         352         3.9%
  Commercial Banks                      8,462,883        73.9%           236        9,209,846       71.7%         245         2.9%
  Savings Institutions                  2,982,647        26.1%            86        3,631,817       28.3%         107         6.8%
   Willow Grove Bank (1)                  260,015         8.7%             4          357,710        9.8%           7        11.2%
   Willow Grove Bank (2)                                  2.3%                                       2.8%

Philadelphia County                  $ 30,199,760       100.0%           321     $ 23,106,308      100.0%         352        -8.5%
  Commercial Banks                     26,351,446        87.3%           240       18,530,525       80.2%         245       -11.1%
  Savings Institutions                  3,848,314        12.7%            81        4,575,783       19.8%         107         5.9%
   Willow Grove Bank (1)                        0         0.0%             0           25,461        0.6%           2           NA
   Willow Grove Bank (2)                                  0.0%                                       0.1%

(1) Percent of savings institution deposits.
(2) Percent of total deposits.

Source: FDIC

RP Financial, LC.
Page 2.8


      The level of competition in all three market area counties served by Bancorp is evidenced by deposit market share data set forth in Table 2.5. As of June 30, 2000, the latest date for which information is publicly available, Willow Grove ranked 10th in total deposits in Montgomery County and 23rd in deposits in Bucks County; Bancorp's branches in Philadelphia County have only been opened over the last several years and while deposit growth has been very strong, they remain small in relation to the large size of the market overall.

                                    Table 2.5
                                Willow Grove Bank
                   Deposit Market Share of Largest Competitors

                                                   Deposits as of
Institution                                        June 30, 2000    Market Share
-----------                                        -------------    ------------
                                                      ($000)            (%)
Bucks County
Wachovia                                           $1,752,127          23.47%
PNC Bank                                              583,021           7.81
Citizens Bank                                         580,737           7.78
Summit Bank                                           568,281           7.61
First Savings Bank of Perkasie                        429,062           5.75

Montgomery County
Wachovia                                           $2,337,052          18.20%
PNC Bank                                            1,617,692          12.60
Citizens Bank                                       1,080,880           8.42
Harleysville National                                 876,345           6.82
Union National Bank and Trust                         618,413           4.82

Philadelphia County
Wachovia                                           $8,128,881          35.18%
Citizens Bank                                       4,510,787          19.52
PNC Bank                                            3,497,259          15.14
Beneficial Mutual Savings Bank                        838,150           3.63
Firstrust Savings Bank                                710,195           3.07

Source: FDIC.

      The conversion proceeds will enhance Bancorp's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

RP Financial, LC.
Page 3.1


                            III. PEER GROUP ANALYSIS

      This chapter presents an analysis of Willow Grove's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Willow Grove is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Willow Grove, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

      The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios may be subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

      Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based savings institutions with comparable resources, strategies and financial characteristics. There are approximately 240 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To

RP Financial, LC.
Page 3.2


the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Willow Grove will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 11 institutions with characteristics similar to those of Willow Grove. In the selection process, we applied two "screens" to the universe of all public companies subject to the exclusions noted above:

      o Screen #1. Pennsylvania institutions with assets between $250 million and $1 billion and equity-to-assets ratios of at least 8.0% and positive core earnings. Six companies met the criteria for Screen #1 and all were included in the Peer Group: GA Financial Corp., Laurel Capital Group, Inc., Northeast Pennsylvania Financial Corp., TF Financial Corp., Thistle Group Holdings and WVS Financial Corp. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts in Pennsylvania.

      o Screen #2. Mid-Atlantic and New England based institutions with assets between $500 million and $1 billion, equity-to-assets ratios of at least 8.0% and positive core earnings. Five companies met the criteria for Screen #2 and all were included in the Peer Group including three Massachusetts-based institutions (Bay State Bancorp, MassBank Corp. and Woronoco Bancorp), and two other institutions - one based in New Jersey (Pamrapo Bancorp) and Connecticut (NewMil Bancorp). Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrifts in the Mid-Atlantic and New England regions meeting the foregoing search criteria.

      Table 3.1 shows the general characteristics of each of the 11 Peer Group members. While there are expectedly some differences between the Peer Group companies and Willow Grove, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Willow Grove's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

      A summary description of the key characteristics of each of the Peer Group companies is detailed below.

RP Financial, LC.
Page 3.3

RP Financial, LC.
Page 3.4


      o MassBank Corp of MA. MassBank Corp, the largest member of the Peer Group with $970 million in assets, operates with a relatively high level of investments and MBS such that loans are a comparatively modest portion of assets. Operations are principally funded with deposits and capital, both of which are above the Peer Group averages. Profitability levels are above the Peer Group average ratios, as MassBank benefits from a comparatively lower operating expense ratio, reflecting the low loan ratio to assets. Loan portfolio diversification is comparatively modest, consisting primarily of 1-4 family mortgage loans. Asset quality ratios reflect relatively good asset quality and the coverage ratios are strong.

      o GA Financial Corp. of PA. GA Financial Corp. is a $875 million institution operating through 15 offices located in the Pittsburgh metropolitan area. GA Financial maintains a high level of investment securities and borrowings, reflecting a wholesale leveraging strategy. The loan portfolio composition is relatively consistent with the Peer Group average. Profitability is below the Peer Group average owing to a comparatively lower net interest margin, given the narrow spreads available in wholesale leveraging. Asset quality is good while reserve coverage falls within the range exhibited by the Peer Group.

      o Northeast Pennsylvania Financial Corp. of PA. Northeast Pennsylvania Financial Corp. is a $809 million thrift operating through 16 offices in northeastern Pennsylvania. The overall balance sheet composition is relatively comparable to the Peer Group, and the loan portfolio composition indicates a wide array of lending. Earnings are modestly below the Peer Group average as strong fee income is more than offset by a relatively thin net interest margin and higher operating expenses. Asset quality ratios were relatively comparable to the Peer Group averages while the reserve coverage ratio was lower.

      o Thistle Group Holdings of PA. Thistle Group Holdings, with an asset base of $724 million, operates through a network of 11 branches within the Philadelphia metropolitan area. Thistle Group Holdings maintains a high level of investments and borrowings, reflecting a wholesale leveraging strategy. Profitability is below the Peer Group average owing to a comparatively lower net interest margin, given the narrow spreads available in wholesale leveraging. NPAs are higher than the Peer Group average while the reserve coverage ratio is also lower.

      o TF Financial Corp. of PA. TF Financial Corp. is a $705 million thrift operating within the Philadelphia metropolitan area in both Pennsylvania and New Jersey through a total of 16 offices. TF Financial maintains a high level of investments and borrowings, reflecting a wholesale leveraging strategy. The loan portfolio composition indicates a level of diversification relatively consistent with the Peer Group average.

RP Financial, LC.
Page 3.5


            Profitability is below the Peer Group average owing to a comparatively lower net interest margin, given the narrow spreads available in wholesale leveraging. Asset quality reflects a higher level of NPAs while reserve coverage is below the Peer Group average.

      o Woronoco Bancorp of MA. Woronoco Bancorp maintains $655 million in total assets and operates through a total of 12 branches in western Massachusetts. Woronoco Bancorp reported a modestly higher ratio of loans and lower percentage of deposits in comparison to the Peer Group average. Woronoco Bancorp operates with a relatively high level of single family residential assets including permanent 1-4 family loans and MBS. Profitability levels are below the Peer Group average owing to a lower net interest margin and higher operating expense ratio. Asset quality figures were more favorable than the Peer Group average, both in terms of the level of NPAs overall and reserve coverage ratio.

      o NewMil Bancorp of CT. NewMil Bancorp, with an asset base of $600 million, operates through 18 branch offices in western Connecticut. The asset structure is relatively comparable to the Peer Group average while the funding structure reflects a higher proportion of deposits. NewMil Bancorp maintains a relatively leveraged equity ratio. Profitability measures exceed the Peer Group averages reflecting a more favorable net interest margin. Asset quality figures were more favorable than the Peer Group averages in terms of the NPA ratio and reserve coverage ratio.

      o Pamrapo Bancorp of NJ. Pamrapo Bancorp is a $527 million asset company operating out of 11 offices in northern New Jersey. Pamrapo Bancorp's balance sheet reflects a higher ratio of loans and deposits than the Peer Group averages. While loan portfolio diversification was similar in broad terms, Pamrapo Bancorp's loan portfolio reflected a higher ratio of commercial and multi-family mortgage loans. ROA is above the Peer Group average reflecting a comparatively strong net interest margin, notwithstanding the higher operating expense ratio. The NPAs ratio exceeds the Peer Group average while the reserve coverage ratio is lower.

      o Bay State Bancorp of MA. Bay State Bancorp has $506 million in assets and operates out of six offices in the Boston metropolitan area. The level of loans is comparatively high while deposits comprise a modestly lower ratio of funding liabilities offset by the higher use of borrowings. Profitability levels are relatively comparable to the Peer Group. Loan portfolio diversification was comparatively greater, as Bay State Bancorp emphasizes multi-family and commercial mortgage lending. NPAs are well below the Peer Group average notwithstanding the relatively diversified loan portfolio.

RP Financial, LC.
Page 3.6


      o WVS Financial Corp. of PA. WVS Financial is a $365 million asset thrift operating through six branch offices in the Pittsburgh metropolitan area. WVS Financial maintains a high level of investments and borrowings, reflecting the impact of a wholesale leveraging strategy. Profitability well exceeds the Peer Group average, primarily owing to a very low operating expense ratio. NPAs are higher than for the other Peer Group institutions and reserve coverage is below the Peer Group average.

      o Laurel Capital Group, Inc. Laurel Capital has $260 million in assets and operates out of six offices in the northern portion of the Pittsburgh metropolitan area. Laurel Capital operates with a relatively high level of loans while operations are principally funded with deposits and capital, both of which are above the Peer Group averages. Profitability levels are above the Peer Group average ratios as Laurel Capital reports a comparatively stronger net interest margin and lower operating expense ratio. Loan portfolio diversification was comparatively modest as Laurel Capital is primarily a 1-4 family lender. Asset quality ratios reflect relatively good asset quality and the coverage ratios are strong.

      In aggregate, the Peer Group companies maintain a slightly lower level of capital than the industry average (9.99% of assets versus 10.54% for all public thrifts), generate stronger earnings as a percent of average assets (0.86% core ROAA versus 0.69% for all public thrifts), and generate a higher ROE (9.13% core ROE versus 7.01% for all public thrifts). Overall, the Peer Group's average P/B ratio and average core P/E multiple were modestly below the respective averages for all publicly-traded thrifts.

                                                       All
                                                Publicly-Traded
                                              Savings Institutions    Peer Group
                                              --------------------    ----------

Financial Characteristics (Averages)
Assets ($Mil)                                        $2,170                $636
Market Capitalization ($Mil)                           $251                 $68
Equity/Assets (%)                                    10.54%               9.99%
Core Return on Assets (%)                             0.69%               0.86%
Core Return on Equity (%)                             7.01%               9.13%

Pricing Ratios (Averages)(1)
Core Price/Earnings (x)                              16.02x             .14.14x
Price/Book (%)                                     .114.07%            .111.94%
Price/Assets (%)                                    .11.80%             .10.95%

(1)   Based on market prices as of .December 7, 2001.

RP Financial, LC.
Page 3.7


      Ideally, the Peer Group companies would be comparable to Willow Grove in terms of all of the selection criteria. However, in general, the companies selected for the Peer Group were fairly comparable to Willow Grove, as will be highlighted in the following comparative analysis.

Financial Condition

      Table 3.2 shows comparative balance sheet measures for Willow Grove and the Peer Group. Willow Grove's net worth base of 9.9% was nearly equal to the Peer Group's average net worth ratio of 10.0%; however, with the addition of stock proceeds, Bancorp's pro forma capital position will exceed the Peer Group's ratio. Willow Grove's capital base contained a small amount of intangibles, equal to 0.2% of assets, which reduced tangible equity to 9.7% of assets. Likewise, the Peer Group also had a modest level of intangible assets, equal to 0.5% of assets, which reduced tangible equity to 9.5% on average. The pro forma increase in Willow Grove's equity will serve to enhance future earnings potential that may be realized through leverage and lower funding costs and future growth. However, at the same time, Bancorp's higher pro forma capital position will likely result in a decline in return on equity. Both Bancorp's and the Peer Group's capital ratios reflected capital surpluses over the regulatory capital requirements, with Bancorp expected to have greater capital surpluses on a post-offering basis.

      Willow Grove's asset composition reflects management's preference for loans, as loans comprised 72.0% of assets versus an average of 57.0% of assets for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for Willow Grove was lower than for the Peer Group (25.7% of assets versus 39.9% for the Peer Group). Overall, Willow Grove's IEA amounted to 97.7% of assets, which was higher than the comparative Peer Group ratio of 96.9%.

      Bancorp's deposits equaled 78.9% of assets, which was above the Peer Group average of 65.9%. Borrowings were utilized to a lesser degree by Willow Grove, at 10.3% versus the Peer Group ratio of 22.3%. Total interest-bearing liabilities ("IBL") maintained by Willow Grove and the Peer Group, as a percent of assets, equaled 89.2 and 88.2%, respectively.

RP Financial, LC.
Page 3.8

RP Financial, LC.
Page 3.9


      A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is relatively comparable to Willow Grove's ratio, based on respective ratios of 110.0% and 109.5%. The additional capital realized from stock proceeds should provide Willow Grove with an IEA/IBL ratio that exceeds the level currently maintained by the Peer Group, as the interest-free capital realized in Willow Grove's stock offering is expected to be deployed primarily into interest-earning assets.

      The growth rate section of Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months. Willow Grove and the Peer Group posted comparable asset growth rates approximating 9.8%. Willow Grove registered significant growth in the portfolio of investments and MBS, equal to 27.1% while loan growth was comparatively modest equaling 5.1%. Conversely, the Peer Group realized comparatively stronger loan growth equal to 16.1%, while cash and investments increased by slightly over 3.0%.

      Deposit growth of 12.3% funded most of Willow Grove's asset growth, which was slightly faster than the Peer Group's deposit growth rate of 11.4%. Borrowings increased modestly for Willow Grove, increasing by slightly more than 1.0% while borrowings generally diminished for the Peer Group companies.

      Capital growth rates posted by Willow Grove and the Peer Group equaled 1.8% and 10.3%, respectively, as the Peer Group reported comparatively stronger profitability (due in large measure to significant loan chargeoffs posted by Bancorp). Excluding the impact of the commercial loan chargeoffs and including the proceeds reinvestment benefit, Willow Grove's pro forma ROE is expected to fall well below the Peer Group average over the near term until the additional capital raised in the offering can be effectively leveraged.

Income and Expense Components

      Willow Grove and the Peer Group reported profitability ratios of 0.03% and 0.88%, respectively (see Table 3.3), for the most recent 12 month period, as Willow Grove's non-recurring commercial loan chargeoffs largely offset its core profitability. In terms of core profitability, Willow Grove's pre-conversion core ROA approximated 0.76% of average assets which more closely approximated the Peer Group's core profitability average of 0.86%.
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      Willow Grove's modestly stronger net interest income ratio resulted primarily from maintaining a higher interest income ratio, which is partially offset by a higher ratio of interest expense ratio. Willow Grove's higher interest income ratio was supported by maintaining a higher level of interest-earning assets as a percent of total assets (97.7% versus 96.9% for the Peer Group), as well as a higher yield earned on interest-earning assets (7.59% versus 7.13% for the Peer Group). Willow Grove's higher yield earned on interest-earning assets was supported by the relatively higher proportion of loans and higher proportion of higher risk-weight loans. Willow Grove's higher interest expense ratio reflected the higher level of interest-bearing liabilities (89.2% versus 88.2% for the Peer Group) and slightly higher cost of funds (4.54% versus 4.42% for the Peer Group). Willow Grove's interest expense ratio should diminish on a pro forma basis. Willow Grove and the Peer Group reported net interest income ratios of 3.37% and 3.00%, respectively.

      Willow Grove's higher operating expense ratio substantially offset its comparatively stronger net interest income ratio. The operating expense ratios for Willow Grove and the Peer Group were 2.32% and 2.01%, respectively, while intangible amortization was relatively nominal. Factors contributing to Willow Grove's higher operating expenses include recent efforts to expand and diversify as well as the considerable wholesale leverage strategies implemented by a number of the Peer Group companies. The Peer Group's efficiencies are evidenced by the more favorable assets per full time equivalent employee ratio -- $5.2 million for the Peer Group, versus a comparable measure of $3.5 million for Willow Grove. On a post-offering basis, Willow Grove's operating expenses can be expected to increase with the addition to the stock benefit plans. At the same time, Willow Grove will have greater capacity for growth, given a higher pro forma capital ratio.

      Non-interest operating income is a lower contributor to Willow Grove's earnings relative to the Peer Group, at 0.24% and 0.33%, respectively, in part reflecting competitive conditions which have limited Bancorp's ability to expand fee income.

      Taking non-interest operating income into account, Willow Grove's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 64.3% was less favorable than the Peer Group's efficiency ratio of 60.4%.
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      Loan loss provisions were a larger factor in Bancorp's earnings, amounting to 1.34% and 0.07% of average assets for Willow Grove and the Peer Group, respectively. Excluding the $7.2 million of non-recurring chargeoffs for the two large delinquent commercial loans (equal to 1.19% of assets), the remaining $900,000 loan provisions approximates 0.15% of assets for Willow Grove. The normalized loan loss provision ratio of 0.15% of assets for Willow Grove exceeds the Peer Group average, in part reflecting Willow Grove's commercial lending emphasis and higher proportion of loans to assets.

      Non-operating income of 0.08% for Willow Grove consisted primarily of gains on the sale of loans. The Peer Group reported a similar level on non-operating income of 0.06% of assets, which were also largely comprised of gains on the sale of loans and investments. Such gains are subject to notable volatility due to fluctuations in market and other interest rates, and, thus are not viewed as being a recurring source of income for Willow Grove or the Peer Group, and thus will be excluded from the calculation of the valuation earnings base.

      The Peer Group's average effective tax rate was 31.44%. In contrast, Willow Grove's effective tax rate for the most recent 12 months was substantially impacted by the loan chargeoffs. Going forward, Willow Grove's management estimates that the effective tax rate will be in the range of 33%, which approximates the Peer Group average.

Loan Composition

      Willow Grove's loan portfolio reflects a slightly smaller concentration of residential mortgage loans and MBS at 56.3% (reflecting recent diversification), compared to 58.4% for the Peer Group (see Table 3.4). Loans secured by 1-4 family residential mortgage loans equaled 42.5% of assets for Willow Grove and 38.5% for the Peer Group.

      Willow Grove's lending activities show greater diversification, specifically commercial and multi-family mortgage loans together with commercial business loans aggregated to 24.1% of assets versus an average of 14.1% for the Peer Group on average. Consumer lending was modest for both at 2.0% or less.

      Overall, Willow Grove maintains a higher level of risk-weighted assets as a percent of assets relative to the Peer Group, approximating 58.8% and 54.0%, respectively. Bancorp had a
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higher level of loan servicing than the Peer Group but loan servicing intangibles were not a significant component of either Bancorp's or the Peer Group's assets or capital.

Credit Risk

      Overall, Willow Grove's credit risk exposure appears to be comparatively greater, given its higher proportion of assets in loans, greater diversification into higher risk lending, the typically larger size of commercial loans, the higher level of NPAs, the lower coverage ratios and recent loss experience.

      As shown in Table 3.5, Willow Grove's NPA ratio was less favorable at 0.74% of assets, versus a comparative ratio of 0.41% for the Peer Group. Similarly, Bancorp's non-performing loans to loans ratio is less favorable at 1.04% versus 0.74% for the Peer Group. Willow Grove's reserve coverage ratios were less favorable - for example, reserves to non-performing loans approximated 95.8% for Willow Grove versus 167.9% for the Peer Group. Reserves to total loans was only modestly higher for Willow Grove, notwithstanding the fact that the Willow Grove maintains a higher risk-weighted loan portfolio and higher level of NPAs. These factors, coupled with the high level of chargeoffs recently experienced in the commercial portfolio and given the limited seasoning of the commercial and multi-family mortgage portfolio generally contributes to the greater perceived credit risk exposure for Willow Grove.

Interest Rate Risk

      Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, Willow Grove's similar pre-conversion capital position and lower IEA/IBL ratio suggest similar exposure; and post-conversion, Willow Grove gains an advantage in these two areas. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in Bancorp's net interest income ratio exceed the Peer Group average. Bancorp's net interest income ratio should stabilize to some degree following the
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conversion, given the initial expected proceeds reinvestment strategy (primarily shorter term investment securities).

Summary

      Based on the foregoing, the Peer Group appears to provide a reasonable basis for determining the pro forma market value of Willow Grove. Areas where comparative differences exist will be addressed in the form of valuation adjustments in the following section.
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Page 4.1


                             IV. VALUATION ANALYSIS

Introduction

      This chapter presents the valuation analysis and methodology used to determine Bancorp's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both Bancorp and the Peer Group, and determination of Bancorp's pro forma market value utilizing the market value approach.

Appraisal Guidelines

      The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

      The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should
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Page 4.2


be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

      The pro forma market value determined herein is a preliminary value for Bancorp's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Bancorp's operations and financial condition; (2) monitor Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

      The appraised value determined herein is based on the current market and operating environment for Bancorp and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Bancorp's value, or Bancorp's value alone. To the extent a change in factors impacting Bancorp's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

      A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between Bancorp and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of Bancorp relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and
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the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Bancorp's coming to market at this time.

1. Financial Condition

      The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in financial strength are noted as follows:

            o Overall A/L Composition. While both Bancorp and the Peer Group are oriented towards mortgage lending funded primarily by retail deposits, Bancorp's asset composition includes a higher proportion of commercial real estate and multi-family mortgage loans as well as C&I loans, reflecting its current strategic emphasis. Principally as a result of the higher mix of total loans and higher risk weighted loans, Bancorp's net interest income ratio is currently above that of the Peer Group. The Peer Group is currently supplementing deposits with higher borrowings utilization, while Bancorp currently relies more heavily on deposits. On a post-offering basis Bancorp may increase its use of borrowings for leveraging purposes, but not to the degree of the Peer Group. Bancorp's ratio of IEA/IBL is expected to exceed the Peer Group's average on a post-offering basis.

            o Credit Quality. Bancorp's credit risk profile is comparatively higher as indicated by Bancorp's higher proportion of assets in loans, greater diversification into higher risk lending, the typically larger size of commercial loans, the higher level of NPAs, the lower reserve coverage ratios and higher chargeoffs.

            o Balance Sheet Liquidity. Bancorp currently maintains a lower level of cash, investments and MBS. Like the Peer Group, substantially all of the investments are designated AFS. The infusion of the stock proceeds will initially increase Bancorp's level of liquid assets pending investment of the proceeds into loans and other longer-term investments. Bancorp appears to have greater current borrowings capacity than the Peer Group due to the smaller balance of borrowed funds.

            o Equity Capital. Bancorp's pro forma equity capital ratio will exceed the Peer Group average.

      On balance, we believe a slight downward adjustment for Bancorp is warranted, primarily for the comparatively higher credit risk profile.
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2. Profitability, Growth and Viability of Earnings

      Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

            o Reported Earnings. Bancorp reported lower profitability than the Peer Group for the most recent 12 months, primarily reflecting the commercial loan chargeoffs.

            o Core Earnings. On a core basis, adjusting for non-operating items for both, the Bancorp remains at a disadvantage, even after taking into account the pro forma net reinvestment benefit of the offering.

            o Interest Rate Risk. Bancorp's interest rate risk exposure is expected to be similar to the Peer Group's on a pro forma basis given the improvement in Bancorp's capital ratio, IEA/IBL ratio and the proceeds reinvestment benefit.

            o Credit Risk. Loss provisions had a significantly greater impact on Bancorp's earnings for the past year. While the majority of the loan loss provisions are attributable to the chargeoff of certain non-performing commercial loans which are believed to be non-recurring, Bancorp's loan loss provisions exceed the Peer Group average, given its higher credit risk profile.

            o Earnings Growth Potential. The higher expected pro forma capital position is expected to enable Bancorp to continue strong growth.

            o Return on Equity. Following the infusion of stock proceeds, Bancorp's pro forma capital position will be above the Peer Group's equity-to-assets ratio. Coupled with Bancorp's lower pro forma ROA, the pro forma core ROE is anticipated to be below the Peer Group average.

      Overall, Bancorp's lower core profitability, lower pro forma ROE and higher credit risk profile led to a moderate downward valuation adjustment for profitability, growth and viability of earnings.

3. Asset Growth

      Bancorp's asset growth was comparable to the Peer Group's during the period covered in our comparative analysis. On a pro forma basis, Bancorp's equity-to-assets ratio will exceed the Peer Group average, resulting in favorable leverage capacity for Bancorp. The general
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RP Financial, LC.
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demographic and economic characteristics of the markets served by Bancorp are considered to be relatively favorable but also very competitive. Accordingly, on balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

      The general condition of a financial institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. Operating in the suburban area north of Philadelphia, Bancorp faces significant competition for loans and deposits from larger financial institutions, who provide a broader array of services and have significantly larger branch networks. Demographic and economic trends and characteristics in Bancorp's primary market area are relatively favorable to the primary market areas served by the Peer Group companies (see Table 4.1). The deposit market share exhibited by both Bancorp and the Peer Group companies was relatively limited, reflecting the fact that all are community institutions operating primarily in densely populated metropolitan areas.

      As shown in Table 4.2, September 2001 unemployment rates for the markets served by the Peer Group companies generally were comparable to Bancorp's markets (except Philadelphia County which incorporates inner city areas).
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                                    Table 4.2
                         Market Area Unemployment Rates
              Willow Grove Bancorp and the Peer Group Companies (1)

                                                                  September 2001
                                     County                        Unemployment
                                     ------                        ------------

Willow Grove Bancorp - PA            Bucks                             4.0%
                                     Montgomery                        3.7
                                     Philadelphia MSA                  6.6
The Peer Group
MassBank Corp of MA                  Middlesex                         3.8%
GA Financial, Inc.                   Allegheny                         3.7
Thistle Group Holdings, Co.          Philadelphia                      6.6
TF Financial Corporation             Bucks                             4.0
Woronoco Bancorp, Inc.               Hampden                           4.2
NewMil Bancorp, Inc.                 Litchfield                        2.9
Pamrapo Bancorp, Inc.                Hudson                            6.6
Bay State Bancorp, Inc.              Norfolk                           3.2
WVS Financial Corp.                  Allegheny                         3.7
Laurel Capital Group                 Allegheny                         3.7

(1) Not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

      On balance, we concluded that a slight upward adjustment was warranted for Bancorp's primary market area.

5. Dividends

      Bancorp has indicated its intention to continue to pay an annual cash dividend. At this time, Bancorp has indicated that the annual dividend payment will approximate $0.33 per share at the midpoint of the valuation range, which would provide for a yield of 3.3% based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.38 per share at the minimum of the valuation range to $0.25 per share at the supermaximum of the valuation range. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic
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RP Financial, LC.
Page 4.8


conditions. Bancorp's anticipated payout ratio will approximate 54% on a pro forma core earnings basis.

      All 11 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.96% to 5.65%. The average dividend yield on the stocks of the Peer Group institutions was 3.42% as of December 7, 2001, representing an average core earnings payout ratio of 43.6%. As of December 7, 2001, approximately 86% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.55% and an average payout ratio of 33.4%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

      Bancorp's indicated dividend provides for a yield that is relatively comparable to the Peer Group's average dividend yield. Moreover, Bancorp's dividend capacity will be comparable to the Peer Group's as the benefit of its stronger pro forma capital ratio will be offset by its modestly lower core earnings level. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

      The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $34.0 million to $112.9 million as of December 7, 2001, with an average market value of $67.5 million. The shares issued and outstanding to the public of the Peer Group members ranged from approximately 1.6 million to 6.7 million, with average shares outstanding of approximately 3.6 million. Bancorp's pro forma market value is expected to be generally consistent with the Peer Group, while Bancorp's pro forma shares outstanding is expected to be in the upper end or exceed the range exhibited by the Peer Group companies. It is anticipated that Bancorp's stock will be quoted on the NASDAQ National Market System. Overall, we anticipate that Bancorp's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.
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Page 4.9


7. Marketing of the Issue

      We believe that four separate markets need to be considered for thrift stocks such as Bancorp coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in Pennsylvania; and (4) the market for the public stock of Bancorp. All of these markets were considered in the valuation of Bancorp's to-be-issued stock.

      A. The Public Market

            The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

            In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year: the resolution of the Presidential election provided little relief for the equities market, as stocks generally trended lower in early-December. The sharpest declines continued to be in technology stocks, with the NASDAQ plunging to an 18-month low on worries of slowing profit growth throughout the technology sector. Disappointment that the Federal Reserve did not cut rates at its
December meeting also contributed to the decline in the market averages in mid-December. Bargain hunting provided for a rebound in stocks prior to the holidays, although the NASDAQ was still expected to experience its worst performance year ever. Blue chip and defensive stocks staged a mild rally at the close of 2000, reflecting growing expectations that the slowing economy would produce an interest rate cut by the Federal Reserve. Comparatively, gains in technology stocks were limited by concerns of weaker earnings that may result from the economic slow down.
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            Volatility was evident in the stock market at the beginning of 2001.
Weak manufacturing data for December sent stocks plunging on the first day of trading of the New Year, as manufacturing activity in December fell to its weakest level in almost ten years. However, stocks moved sharply higher the next day, as the Federal Reserve cut the federal funds rate by 50 basis points in a rare decision to move interest rates between formal meetings of the Federal Reserve Board. For the balance of January, stocks generally settled into a more narrow trading range, as investors reacted to the release of various fourth quarter earnings reports. Anticipation of another interest rate cut by the Federal Reserve supported a rally in stocks at the end of January. Overall, for the month of January, the Dow Jones Industrial Average ("DJIA") and the NASDAQ Composite Index ("NASDAQ") increased by 0.9% and 12.2%, respectively.

            At the beginning of February 2001, stocks reacted mildly to the widely anticipated 50 basis interest rate cut implemented by the Federal Reserve at the end of January. Further signs of a slow down in the national economy, including an increase in the January unemployment rate and a decline in January manufacturing activity to a level that generally indicates the economy is in a recession, pushed stocks lower into mid-February. Technology stocks generally experienced more significant declines than the broader market, as a number of bellwether technology issues warned of slower revenue growth and reduced profitability for the first half of 2001. The broader market staged a modest recovery in late-February, which was supported by bargain hunting and growing investor expectations of further interest rate cuts by the Federal Reserve. However, diminished prospects for another interest rate cut before the next Federal Reserve meeting prompted a general decline in the stock market at the end of February.

            More attractive valuations provided a boost to stocks in early-March 2001, but the rally stalled on more earnings warnings and a sell-off in the Tokyo stock market. The bleak outlook for first quarter earnings by a number of the bellwether technology stocks spurred a two-day sell-off in the NASDAQ of more than 11% and the S&P 500 fell 4.3% on March 12th, which put that index into "bear-market" territory as well. Disappointment of only a 0.50% rate cut by the Federal Reserve at its March 20th meeting prompted a new wave of selling, particularly in technology stocks. Signs of a stronger economy supported a late-March rally, which was again cut short by more earnings warnings in the technology sector. The first quarter of 2001 concluded as the worst first quarter ever for the NASDAQ and the worst first quarter for the
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Dow Jones Industrial Average ("DJIA") in 23 years. On March 30, 2001, the DJIA closed at 9878.78, a decline of 8.4% since year end 2000. Comparatively, the NASDAQ declined 25.5% in the first quarter.

            Stocks continued to slide in early-April 2001, amid fears that first quarter earnings would contain more bad surprises and generally fall short of reduced expectations. However, favorable earnings reports by Dell Computer Corporation and Alcoa served as a catalyst to one of the largest one-day gains in stock market history on April 5th, with the DJIA and NASDAQ posting gains of 4.2% and 8.9%, respectively. The upward momentum in stocks was sustained into mid-April, as investors gained confidence that the economy would improve in the second half of the year. Stocks raced higher following a surprise inter-meeting rate cut by the Federal Reserve on April 18th. The Federal Reserve cited slowing business investment and falling profits in its decision to lower rates by 50 basis points a month ahead of its regularly scheduled meeting. Following some profit taking on the heels of the rate cut, stocks moved higher at the end of April. Favorable economic data, including stronger than expected GDP growth for the first quarter, served as the basis for the general increase in stocks.

            The positive trend in stocks did not extend into May 2001, as concerns over the business outlook generally pulled stocks lower through mid-May. Implementation of a fifth rate cut by the Federal Reserve at its mid-May meeting served to reverse the downward trend in stocks, as NASDAQ posted a six-day winning streak following the rate cut. However, profit taking and second quarter earnings jitters served to end the rally in late-May. In early-June, the performance of the broader market was mixed, reflecting uncertainty over the prospects for a recovery in the economy and stronger corporate earnings. Amid more profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8th through June 18th. Speculation of another rate cut by the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25% rate cut implemented by the Federal Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.
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            Weak economic data and more bad earnings new from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25% rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2% was the slowest growth in eight years served to sharpen the sell-off in late August, reflecting growing pessimism about the chance of an economic recovery anytime soon. The stock market continued to slump in early-September, as the sharp increase in the August unemployment sparked a broad-based sell-off.

            On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50% as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the Dow Jones Industrial Average ("DJIA") dropped nearly 1,370 points or 14.3%. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25% of the prior week's losses with a one-day increase in the average of 368 points or 4.5%. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

            The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half a point rate cut at its regularly scheduled

RP Financial, LC.
Page 4.13


meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end. As an indication of the general trends in the nation's stock markets over the past year, as of December 7, 2001, the DJIA closed at 10049.46 a decline of 6.2% from one year earlier, while the NASDAQ Composite Index stood at2021.26, a decline of 30.7% over the same time period. The Standard & Poors 500 Index closed at 1158.31 on December 7, 2001, a decline of 15.5% from a year ago.

            The market for thrift stocks has been mixed during the past 12 months, but, in general, thrift stocks have outperformed the broader market. Thrift stocks fared better than the broader market through most of December 2000, as the slowing economy and declining interest rates attracted investors to interest rate sensitive issues in general. Despite the surprise interest rate cut by the Federal Reserve in early-January 2001, thrift stocks trended lower during the first half of January. Profit taking following the year-end rally and concerns that the slowing economy would lead to an increase credit quality problems for lenders, particularly commercial lenders, were factors that contributed to the decline in thrift prices. Thrift stocks rebound during late-January and the first half of February, as the second interest rate cut by the Federal Reserve and expectations of further interest rate cuts served to rekindle interest in thrift issues.

            After trading in a narrow range through mid-March 2001, a sell-off in large U.S. banks rippled through the thrift sector as well. Most of the sell-off was attributable to concerns over U.S. bank exposure to troubled Japanese banks, which would only indirectly impact the thrift sector to the extent such problems would impact the U.S. economy. The Federal Reserve's implementation of a third rate cut at its March meeting had little impact on thrift stocks, as thrift stocks followed the broader market lower following the rate cut. However, aided by the decline in short-term interest rates that provided for a steeper yield curve, thrift stocks moved higher at the end of the first quarter. After following the broader market lower in early-April, thrifts stock recovered slightly in mid-April and generally outperformed bank stocks. The more favorable performance by thrifts was supported by their lower exposure to the downturn in the commercial credit cycle and the more positive effect that the rate cuts would have on their margins. While the announced merger between First Union and Wachovia had little impact on the overall market for thrift and bank stocks, financial stocks gained on news of the surprise rate cut by the Federal

RP Financial, LC.
Page 4.14


Reserve in mid-April. The largest gains in the thrift sector tended to be in the large-cap stocks. Thrift prices generally stabilized in late-April, as first quarter earnings generally met expectations.

            Lower short-term interest rates and a steeper yield curve continued to benefit thrift issues in May 2001, particularly following the 0.50% rate cut by the Federal Reserve in mid-May. Thrift issues traded in a narrow range in late-May, as interest rates stabilized. Expectations of further rate cuts by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

            The positive trend in thrift stocks continued to prevail during the first half of August, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25% rate cut by the Federal Reserve in mid-August, which was followed a decline of more than 5.0% in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift ARM lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

            In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50% rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy

RP Financial, LC.
Page 4.15


would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

            Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. On December 7, 2001, the SNL Index for all publicly-traded thrifts closed at 893.2, an increase of 10.0% from one year ago.

      B. The New Issue Market

            In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining Bancorp's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:
(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP Financial, LC.
Page 4.16


            The market for converting thrifts has strengthened in conjunction with the broader thrift market during most of 2001, although conversion activity has remained somewhat limited. As shown in Table 4.3, only one standard conversion offering has been completed during the past three months. The pro forma price/tangible book and core price/earnings ratios of the recent standard conversion equaled 57.7% and 14.7 times, respectively. Four second-step conversions offerings have been completed during calendar years 2000 and 2001, which are considered to be more relevant for purposes of determining Bancorp's pro forma pricing. The average pro forma price/tangible book and core price/earnings ratios of the four second-step offerings at closing equaled 81.9% and 15.1 times, respectively. Additionally, there are two pending transactions and the average pro forma price/tangible book and core price/earnings ratios of these pending offerings were 81.8% and 18.5 times, respectively, at the midpoint. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.

            Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

            As stated previously, only one standard conversion has been completed in the last three months, and it is not traded on a public exchange. Therefore, no meaningful analysis is possible regarding the current market pricing ratios of this non-listed company.

      C. The Acquisition Market

            Also considered in the valuation was the potential impact on Bancorp's stock price of recently completed and pending acquisitions of other savings institutions operating in Pennsylvania. As shown in Exhibit IV-5, there were six thrift acquisitions of Pennsylvania-based savings institutions completed or announced between the beginning of 2000 through year-to-date 2001. The recent acquisition activity involving Pennsylvania thrifts may imply a certain degree of acquisition speculation for Bancorp's stock. To the extent that acquisition speculation may impact Bancorp's offering, we have largely taken this into account in selecting companies

RP Financial, LC.
Page 4.17

RP Financial, LC.
Page 4.18


which operate in markets that have experienced a comparable level of acquisition activity as Bancorp's market and, thus, are subject to the same type of acquisition speculation that may influence Bancorp's trading price.

      D. Trading in Bancorp's Stock

            Since Bancorp's minority stock currently trades under the symbol "WGBC" on the NASDAQ National Market System, RP Financial also considered the recent trading activity in the valuation analysis. Bancorp had a total of 4,940,587 shares issued and outstanding at December 7, 2001, of which 2,127,613 were held by public shareholders and were traded as public securities. As of December 7, 2001, Bancorp's closing stock price was $18.75 per share. There are significant differences between Bancorp's minority stock (currently being traded) and the conversion stock that will be issued by Bancorp. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

                              * * * * * * * * * * *

      In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in Bancorp's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

      Bancorp's management team appears to have experience and expertise in all of the key areas of operations. Exhibit IV-6 provides summary resumes of Bancorp's Board of Directors

RP Financial, LC.
Page 4.19


and senior management. The financial characteristics of Bancorp suggest that it is effectively managed and there appears to be a well-defined organizational structure.

      Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

      In summary, as a fully-converted SAIF-insured institution, Willow Grove and Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

      Overall, based on the factors discussed above, we concluded that Bancorp's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:                                   Valuation Adjustment
-------------------------                                   --------------------

Financial Condition                                         Slight Downward
Profitability, Growth and Viability of Earnings             Moderate Downward
Asset Growth                                                Slight Upward
Primary Market Area                                         Slight Upward
Dividends                                                   No Adjustment
Liquidity of the Shares                                     No Adjustment
Marketing of the Issue                                      Slight Downward
Management                                                  No Adjustment
Effect of Government Regulations and Regulatory Reform      No Adjustment

RP Financial, LC.
Page 4.20


Valuation Approaches

      In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Bancorp's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second-step conversion offerings.

      RP Financial's valuation placed an emphasis on the following:

            o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between Bancorp's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both Bancorp and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for Holding Company and the Peer Group and resulting price/core earnings ratios.

            o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

            o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly

RP Financial, LC.
Page 4.21


                  capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

            o Trading of WGBC stock. Converting institutions generally do not have stock outstanding. Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since WGBC is currently traded on the NASDAQ, it is an indicator of investor interest in Bancorp's conversion stock and therefore received some weight in our valuation. Based on the December 7, 2001 stock price of $18.75 per share and the 4,940,587 shares of Holding Company stock issued and outstanding, the implied value of $93 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of WGBC was somewhat discounted herein but will become more important towards the closing of the offering.

      Bancorp has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

      Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of December 7, 2001, the aggregate pro forma market value of Bancorp's conversion stock was $79,036,070 at the midpoint, equal to 7,903,607 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 56.9% ownership interest to the public, which provides for an $45.0 million public offering at the midpoint value.

      1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating Bancorp's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. Bancorp's reported earnings, incorporating the reinvestment of $97,000 of MHC assets at an after-tax

RP Financial, LC.
Page 4.22


reinvestment rate of 1.64%, equaled $158,000 for the 12 months ended September 30, 2001. In deriving Bancorp's core earnings, the adjustments made to reported earnings was to eliminate on a tax effected basis gains on the sale of loans and non-recurring loan chargeoff expenses, which equaled $506,000 and $7.220 million, respectively, for the 12 months ended September 30, 2001. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 34.0% for the gains eliminated, Bancorp's core earnings were determined to equal $4.589 million for the 12 months ended September 30, 2001. (Note: see Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                                         Amount
                                                                         ------
                                                                         ($000)

Trailing 12 Month Net Income (9/30/01)                                     $158
Less: Net Gains on Sale of Loans and Investments                           (506)
Plus: Non-Recurring Loan Chargeoff Expenses                               7,220
Tax Effect (1)                                                           (2,283)
                                                                         ------
  Core Earnings Estimate                                                 $4,589

(1) Reflects a 34.0% effective tax rate on the adjustments.

      Based on Bancorp's estimated core earnings (reported earnings is not meaningful for valuation purposes), and incorporating the impact of the pro forma assumptions discussed previously, Bancorp's pro forma reported and core P/E multiples at the $79.0 million midpoint value equaled 16.39 times, which provided for a premium of 15.9% relative to the Peer Group's average core earnings multiple of 14.14 times (see Table 4.4). The implied premiums reflected in Bancorp's pro forma P/E multiples take into consideration the discount implied for Bancorp's pro forma P/B ratio.

      2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating Bancorp's pro forma market value by applying a valuation P/B ratio to Bancorp's pro forma book value. Bancorp's pre-conversion book value was adjusted to include $97,000 of equity held at the MHC level which will be consolidated with Bancorp's capital as a result of the conversion. Based on the $79.0 million midpoint valuation, Bancorp's pro forma P/B and P/TB ratios equaled 77.84% and 78.80%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 111.94% and 118.29%, Bancorp's ratios reflected a discount of

RP Financial, LC.
Page 4.23

RP Financial, LC.
Page 4.24

RP Financial, LC.
Page 4.25


30.5% on a P/B basis and a discount of 33.4% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier and the resulting premium core P/E multiple.

      3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to Bancorp's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Bancorp's value equaled 11.70% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.95%, which implies a 6.8% premium being applied to Bancorp's pro forma P/A ratio.

Comparison to Recent Conversions and Second-Step Offerings

      As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversion closed at a price/tangible book ratio of 57.7% (see Table 4.2). The price of the recent standard conversion appreciated by 22.5% during the first week of trading.

      The four most recently completed second-step conversion offerings on average closed at a price/tangible book ratio of 81.9%. On average, the prices of the four second-step conversion offerings increased by 12.2% during the first week of trading. In comparison, Bancorp's P/TB ratio at the appraised midpoint value reflects a premium of 3.8% relative to the average closing P/TB ratio of the recent second-step conversion offerings completed in 2000 and year-to-date 2001. Relative to the midpoint P/TBs of the two pending second step transactions which averages 81.8%, Bancorp's pro forma P/TB ratio is discounted by 3.6%.

RP Financial, LC.
Page 4.26


Valuation Conclusion

      Based on the foregoing, it is our opinion that, as of December 7, 2001, the estimated aggregate pro forma market value of Bancorp, inclusive of the sale of the MHC's ownership interest to the public shareholders was $79,036,070 at the midpoint. Based on this valuation and the approximate 56.9 ownership interest being sold in the public offering, the midpoint value of Bancorp's stock offering was $45,000,000, equal to 4,500,000 shares at a per share value of $10.00. The offering range includes a minimum value of $38,250,000, equal to 3,825,000 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $51,750,000, equal to 5,175,000 shares at $10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $59,512,500, equal to 5,951,250 shares at $10.00 per share, without requiring a resolicitation. The pro forma valuation calculations relative to the Peer Group are shown in Table
4.4 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Establishment of the Exchange Ratio

      OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of Bancorp's common stock for newly issued shares of Bancorp as a fully converted company. The Board of Directors has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate public ownership percentage in Bancorp equal to 43.06% as of December 7, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Bancorp will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 4.4, the exchange ratio for the minority shareholders would be 1.135977 shares, 1.59973 shares, 1.83969 shares and
2.11564 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued shares for the shares held by the minority stockholders or on the proposed exchange ratio.

                                    EXHIBITS

RP Financial, LC.

                                LIST OF EXHIBITS

Exhibit
Number          Description
-------         -----------

  I-1           Audited Financial Statements

  I-2           Key Operating Ratios

  I-3           Investment Portfolio Composition

  I-4           Yields and Costs

  I-5           Loan Loss Allowance Activity

  I-6           NPV Analysis

  I-7           Gap Analysis

  I-8           Loan Portfolio Composition

  I-9           Contractual Maturity By Loan Type

  I-10          Loan Originations, Purchases and Sales

  I-11          Non-Performing Assets

  I-12          Deposit Composition

  I-13          Time Deposit By Rate

  I-14          FHLB Advance Borrowing Activity

  II-1          Description of Office Facilities

  II-2          Historical Interest Rates

RP Financial, LC.

Exhibit
Number          Description
-------         -----------

 III-1          General Characteristics of Publicly-Traded Institutions

 III-2          Public Market Pricing of Pennsylvania Thrifts

 III-3          Public Market Pricing of Mid-Atlantic and New England Thrifts

 IV-1           Stock Prices: As of December 7, 2001

 IV-2           Historical Stock Price Indices

 IV-3           Historical Thrift Stock Indices

 IV-4           Pricing Characteristics and After-Market Trends Second Step
                Conversions

 IV-5           Market Area Acquisition Activity

 IV-6           Director and Senior Management Summary Resumes

 IV-7           Pro Forma Regulatory Capital Ratios

 IV-8           Pro Forma Analysis Sheet

 IV-9           Pro Forma Effect of Conversion Proceeds

 IV-10          Peer Group Core Earnings Analysis

  V-1           Firm Qualifications Statement

                                   EXHIBIT I-1

                           Willow Grove Bancorp, Inc.
                          Audited Financial Statements

                           [Incorporated by Reference]

                                   Exhibit I-2
                           Willow Grove Bancorp, Inc.
                              Key Operating Ratios

                                            At or For the Three Months Ended
                                                      September 30,               At or For the Fiscal Year Ended June 30,
                                            --------------------------------  ------------------------------------------------
Selected Ratios and Other Data (3)                 2001           2000        2001       2000      1999        1998       1997
                                                   ----           ----        ----       ----      ----        ----       ----
Return on average assets                            0.78%          0.87%       0.03%      0.93%      0.84%      0.65%      0.71%
Return on average equity                            8.04           7.74        0.25       8.09       7.63       6.81       7.54
Average interest-earning assets to
  average interest-bearing liabilities            119.18         121.67      120.93     121.64     120.64     108.22     108.06
Interest rate spread (4)                            2.79           2.72        2.59       3.00       2.97       3.12       3.21
Net interest margin (5)                             3.52           3.61        3.46       3.83       3.76       3.71       3.56
Non-performing assets to total assets (6)           0.75           0.33        0.83       0.22       0.23       0.37       0.54
Allowance for loan losses to
  nonperforming loans                              95.84         209.48       83.25     310.91     293.82     178.98      87.62
Allowance for loan losses to total loans            0.99           0.91        0.94       0.91       0.83       0.83       0.58
Average equity to average assets                    9.74          11.23       10.64      11.87      11.02       9.59       9.39
Tangible equity to end of period assets             8.17           8.94        8.25       9.03       9.80       8.32       8.70
Total capital to risk-weighted assets (7)          15.04          16.36       14.99      15.71      18.10      14.89      15.87
Number of full-service branch offices                 12             11          12         11          9          7          6

----------
(1)   Earnings per share data prior to January 1, 1999 is not applicable.
(2)   Dividend payout ratio for fiscal 2001 is not meaningful.
(3)   Annualized where appropriate.
(4) The weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

                                   Exhibit I-3
                           Willow Grove Bancorp, Inc.
                             Investment Composition

                                                                                      At June 30,
                                     At                 ----------------------------------------------------------------------
                               September 30, 2001                 2001                    2000                   1999
                              ----------------------    ----------------------   ---------------------   ---------------------
                              Amortized     Carrying     Amortized    Carrying    Amortized   Carrying    Amortized   Carrying
                                 Cost         Value        Cost         Value        Cost       Value       Cost        Value
                              ---------     --------     ---------    --------    ---------   --------    ---------   --------
                                                                      (In thousands)
Equity securities              $  7,846     $  8,152     $  7,876     $  7,838     $ 7,528     $ 7,451     $11,068     $11,052
US gov't agency securities       37,778       38,641       43,722       43,798      33,000      31,025      35,000      33,877
Mortgage backed securities       86,126       87,651       75,905       75,834      31,162      29,626      34,229      33,236
Municipal bonds                   5,095        5,122        2,903        2,888       2,601       2,475       1,999       1,890
                               --------     --------     --------     --------     -------     -------     -------     -------
     Total                     $136,845     $139,566     $130,406     $130,358     $74,291     $70,577     $82,296     $80,055
                               ========     ========     ========     ========     =======     =======     =======     =======

                                   Exhibit I-4
                           Willow Grove Bancorp, Inc.
                                Yields and Costs

                                                                         For the Three Months Ended September 30,
                                                           -----------------------------------------------------------------
                                                                      2001                                2000
                                         Yield/            ---------------------------------  ------------------------------
                                          Cost                                      Average                          Average
                                           at               Average                  Yield/     Average               Yield/
                                   September 30, 2001       Balance    Interest        Cost     Balance  Interest       Cost
                                   ------------------       -------    --------     -------     -------  --------    -------
                                                                                 (Dollars in thousands)
Interest Earning Assets:
Loans Receivable:
  Mortgage loans                         7.76%             $435,720     $ 8,688        7.94%   $411,219   $ 8,263       8.04%
  Consumer loans                         6.93                 9,966         136        5.41       8,223       147       7.09
  Commercial business loans              7.74                19,904         444        8.85      24,731       648      10.40
                                                           --------     -------                --------   -------
     Total Loans                         7.74               465,590       9,268        7.90     444,173     9,058       8.09
Securities                               6.38               135,334       2,142        6.37     105,722     1,768       6.70
Other interest-earning assets            1.13                17,085         108        2.51       7,986        54       2.68
                                                           --------     -------                --------   -------
     Total interest-earning assets       7.27               618,009      11,518        7.41     557,881    10,880       7.74
Noninterest-earning assets                                   15,469     -------                  12,992   -------
                                                           --------                            --------
Total assets                                               $633,478                            $570,873
                                                           ========                            ========
Interest-bearing liabilities:
Deposits:
  NOW and money market accounts          1.83%             $ 70,242     $   360        2.03%   $ 59,201   $   344       2.31%
  Savings accounts                       2.05                59,670         309        2.05      52,509       272       2.06
  Certificates of deposit                5.21               321,088       4,413        5.45     292,310     4,328       5.87
                                                           --------     -------                --------   -------
     Total deposits                      4.28               451,000       5,082        4.47     404,020     4,944       4.85
Total borrowings                         5.67                64,656         948        5.82      50,818       858       6.70
Total escrow accounts                    0.49                 2,889           4        0.55       3,674         5       0.54
                                                           --------     -------                --------   -------
Total interest-bearing liabilities       4.44               518,545       6,034        4.62     458,512     5,807       5.02
                                                                        -------                           -------
Noninterest bearing liabilities:
  Non-interest checking                                      47,761                              43,398
  Other                                                       5,497                               4,828
                                                           --------                            --------
     Total liabilities                                      571,803                             506,738
Total equity                                                 61,675                              64,135
                                                           --------                            --------
Total liabilities and equity                               $633,478                            $570,873
                                                           ========                            ========
Net interest-earning assets                                $ 99,464                            $ 99,369
                                                           ========                            ========
Net interest income/interest rate
  spread                                                                $ 5,484        2.79%              $ 5,073       2.72%
                                                                        =======        ====               =======       ====
Net interest margin                                                                    3.52%                            3.61%
                                                                                       ====                             ====
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                                                        119.18%                          121.67%
                                                                                     ======                           ======

                           Willow Grove Bancorp, Inc.
                                Yields and Costs


                                                               For the Fiscal Year Ended June 30,
                                    ------------------------------------------------------------------------------------------------
                                                 2001                            2000                              1999
                                    -----------------------------   ------------------------------    -----------------------------
                                                          Average                          Average                          Average
                                    Average                Yield/   Average                 Yield/    Average                Yield/
                                    Balance    Interest      Cost   Balance    Interest       Cost    Balance    Interest      Cost
                                    -------    --------   -------   -------    --------    -------    -------    --------   -------
                                                                             (Dollars in thousands)
Interest Earning Assets:
Loans Receivable:
  Mortgage loans                    $417,547    $33,412      8.00%  $400,267    $31,564       7.89%   $325,710    $26,141      8.03%
  Consumer loans                       9,091        612      6.73      7,463        552       7.40       5,795        402      6.94
  Commercial business loans           24,807      2,124      8.56     18,667      1,857       9.95       8,995        857      9.53
                                    --------    -------             --------    -------               --------    -------
     Total Loans                     451,445     36,148      8.01    426,397     33,973       7.97     340,500     27,400      8.05
Securities                           117,756      7,854      6.74     76,919      4,750       6.26      63,593      3,860      6.10
Other interest-earning assets         10,275        283      2.75      7,006        170       2.43      17,410        755      4.34
                                    --------    -------             --------    -------               --------    -------
     Total interest-earning assets   579,476     44,285      7.64    510,322     38,893       7.62     421,503     32,015      7.60
                                                -------                         --------                          -------
Noninterest-earning assets            14,078                          12,772                            10,456
                                    --------                        --------                          --------
Total assets                        $593,554                        $523,094                          $431,959
                                    ========                        ========                          ========
Interest-bearing liabilities:
Deposits:
  NOW and money market accounts     $ 62,292    $ 1,464      2.35%  $ 59,182    $ 1,347       2.28%   $ 46,955    $ 1,111      2.37%
  Savings accounts                    53,472      1,102      2.06     50,987      1,049       2.06      43,032        896      2.08
  Certificates of deposit            300,064     17,806      5.93    267,065     14,598       5.47     241,795     13,359      5.52
                                    --------    -------             --------    -------               --------    -------
     Total deposits                  415,828     20,372      4.90    377,234     16,994       4.50     331,782     15,366      4.63
Total borrowings                      60,201      3,825      6.35     38,820      2,354       6.06      14,198        772      5.44
Total escrow accounts                  3,151         19      0.60      3,468         21       0.61       3,423         26      0.76
                                    --------    -------             --------    -------               --------    -------
Total interest-bearing liabilities   479,180     24,216      5.05    419,522     19,369       4.62     349,403     16,164      4.63
                                                -------                         -------                           -------
Noninterest bearing liabilities:
  Non-interest checking               45,412                          37,638                            30,585
  Other                                5,750                           3,836                             4,278
                                    --------                        --------                          --------
     Total liabilities               530,342                         460,996                           384,266
Total equity                          63,212                          62,098                            47,693
                                    --------                        --------                          --------
Total liabilities and equity        $593,554                        $523,094                          $431,959
                                    ========                        ========                          ========
Net interest-earning assets         $100,296                        $ 90,800                          $ 72,100
                                    ========                        ========                          ========
Net interest income/interest
  rate spread                                   $20,069      2.59%              $19,524       3.00%              $ 15,851      2.97%
                                                =======      ====               =======       ====               ========      ====
Net interest margin                                          3.46%                            3.83%                            3.76%
                                                             ====                             ====                             ====
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities                             120.93%                          121.64%                          120.64%
                                                           ======                           ======                           ======

                                   Exhibit I-5
                           Willow Grove Bancorp, Inc.
                          Loan Loss Allowance Activity

                                               At                                  At June 30,
                                          September 30,    ----------------------------------------------------------
                                              2001          2001         2000        1999          1998         1997
                                              ----          ----         ----        ----          ----         ----
                                                                      (Dollars in thousands)
Accruing loans 90 or more days past due:
Mortgage loans                                $   --       $   42       $    9       $    4       $  142       $  124
Commercial business loans                         --           --           --           --           --           --
Other                                             48           49           --           --           --           --
                                              ------       ------       ------       ------       ------       ------
  Total                                           48           91            9            4          142          124
Non-accrual loans:
  Mortgage loans:
     Single-family                             1,027        1,485          828        1,006        1,249          374
     Commercial real estate
       and multi-family
       residential                               675          675          140           --           --           54
     Construction                                 --           --           --           --           --           --
     Home equity                                 251          278           10           37           --           --
  Consumer loans                                  61          151           19            8            2           17
  Commercial business loans                      968          966          250           13           96        1,346
                                              ------       ------       ------       ------       ------       ------
     Total                                     2,982        3,555        1,247        1,064        1,347        1,791
Performing troubled debt
  restructurings                               1,706        1,535           --           --           --           --
                                              ------       ------       ------       ------       ------       ------
Total non-performing loans                     4,736        5,181        1,256        1,068        1,489        1,915
Other real estate owned, net                      19           --           --           --           --           --
                                              ------       ------       ------       ------       ------       ------
Total non-performing assets                   $4,755       $5,181       $1,256       $1,068       $1,489       $1,915
                                              ======       ======       ======       ======       ======       ======
Non-performing loans to
  total loans                                   1.03%        1.13%        0.29%        0.28%        0.47%        0.67%
Non-performing assets to
  total assets                                  0.75%        0.83%        0.22%        0.23%        0.37%        0.54%

                                   Exhibit I-6
                           Willow Grove Bancorp, Inc.
                                  NPV Analysis

                                           0 to 3         3 to 12          1 to 3         3 to 5         Over 5
                                           months          months           years          years          years              Total
                                          --------       ---------        --------       --------       ---------          --------
                                                                   (Dollars in thousands)
Interest-earning assets
  Fixed rate loans (1)                    $ 17,507       $  49,229        $106,715       $ 58,754       $  81,284          $313,489
Adjustable rate loans (2)                   33,049          54,903          40,108         22,888              --           150,948
Investments and other
  interest-earning assets (3)(4)            49,460          27,613          24,271         10,244          47,991           159,579
                                          --------       ---------        --------       --------       ---------          --------
Total interest-earning
  assets                                  $100,016       $ 131,745        $171,094       $ 91,886       $ 129,275          $624,016
                                          --------       ---------        --------       --------       ---------          --------
Interest-bearing liabilities
Certificates of deposits                    87,912         157,714          69,185          7,306              --           322,117
Other deposits (5)(6)                        1,123           3,368           8,531          7,633         108,146           128,801
Borrowings (7)                                 757           7,270          10,742         11,646          35,000            65,415
Escrow accounts                                 65           1,242              --             --              --             1,307
                                          --------       ---------        --------       --------       ---------          --------
Total interest-bearing                    $ 89,857       $ 169,594        $ 88,458       $ 26,585       $ 143,146          $517,640
                                          ========       =========        ========       ========       =========          ========
Excess (deficiency) of
  interest bearing assets
  over interest-earning
  liabilities                             $ 10,159       $ (37,849)       $ 82,636       $ 65,301       $ (13,871)         $106,376
                                          ========       =========        ========       ========       =========          ========
Cumulative excess
  (deficiency) of interest
  -earning assets over
  interest-bearing
  liabilities                             $ 10,159       $ (27,690)       $ 54,946       $120,247       $ 106,376
                                          ========       =========        ========       ========       =========
Cumulative excess
  (deficiency) of interest
  -bearing assets to
  interest-earning
  liabilities as a
  percent of total assets                     1.59%          (4.34)%          8.62%         18.86%          16.69%
                                          ========       =========        ========       ========       =========
Ratio of interest-earning
  assets to interest-bearing
  liabilities                               111.31%          77.68%         193.42%        345.63%          90.31%           120.55%
                                          ========       =========        ========       ========       =========          ========

----------
(1) Loan prepayments are based upon estimates given the level of interest rates at September 30, 2001.
(2) Included in the period in which the rate is expected to change adjusted for estimated prepayments.
(3)   Amounts stated are at fair value.
(4) Re-pricing or maturity of callable securities is estimated based upon the interest rate environment at September 30, 2001.
(5)   Includes non interest-bearing checking accounts.
(6)   Includes estimates for the re-pricing of non-maturity deposits.
(7) Re-pricing or maturity of callable advances is estimated based upon the interest rate environment at September 30, 2001.

                                   Exhibit I-7
                           Willow Grove Bancorp, Inc.
                                  Gap Analysis

                                         Estimated change in NPV and Sensitivity
                                                   At September 30, 2001
                                                    Net Portfolio Value
                                     ----------------------------------------------
                                       Amount             Percent             To
                                      of change           Change            Assets            Sensitivity
                                      ---------           ------            ------            -----------
                                                            (Dollars in thousands)
Hypothetical change in
  interest rates
    up 300 basis points               $(38,257)             (55)%             5.22%             (544)bp
    up 200 basis points                (25,584)             (37)              7.11              (355)
    up 100 basis points                (12,505)             (18)              8.97              (169)
    no change-base case                     --               --              10.66                --
    down 100 basis points                7,912               11              11.68               102
    down 200 basis points               15,029               21              12.58               192
    down 300 basis points                   --               --                 --                --

                                   Exhibit I-8
                           Willow Grove Bancorp, Inc.
                           Loan Portfolio Composition

                                                                                      At June 30,
                                          At             ------------------------------------------------------------------------
                                 September 30, 2001              2001                     2000                    1999
                               ------------------------  -----------------------  -----------------------  ----------------------
                                           Percent of               Percent of               Percent of              Percent of
                                           loan type to             loan type to             loan type to            loan type to
                               Amount      total loans   Amount     total loans   Amount     total loans   Amount    total loans
                               ------      -----------   ------     -----------   ------     -----------   ------    -----------
                                                                            (Dollars in thousands)
Mortgage loans:
  Single-family               $194,297        42.24%    $198,310        43.17%   $206,340        48.04%  $231,498      61.16%
 Commercial real estate
    and multi-family
    residential                134,086        29.15      128,613        28.00     102,513        23.87     65,707      17.36
  Construction                  24,923         5.42       27,724         6.04      14,973         3.49      7,773       2.05
  Home equity                   76,844        16.71       75,060        16.34      72,217        16.81     54,090      14.29
                              --------       ------     --------       ------    --------       ------   --------     ------
     Total mortgage loans      430,150        93.52      429,707        93.55     396,043        92.20    359,068      94.86
Consumer loans                  10,075         2.19        9,688         2.11       7,818         1.82      6,431       1.70
Commercial business loans       19,716         4.29       19,925         4.34      25,683         5.98     13,023       3.44
                              --------       ------     --------       ------    --------       ------   --------     ------
Total loans receivable         459,941       100.00%     459,320       100.00%    429,544       100.00%   378,522     100.00%
                              ========       ======     ========       ======    ========       ======   ========     ======

Allowance for loan losses       (4,539)                   (4,313)                  (3,905)                 (3,138)
Deferred loan fees                (748)                     (808)                    (699)                   (800)
                              --------                  --------                 --------                --------
Loans receivable, net         $454,654                  $454,199                 $424,940                $374,584
                              ========                  ========                 ========                ========

                                                At June 30,
                             ------------------------------------------------
                                     1998                     1997
                             -----------------------  -----------------------
                                        Percent of               Percent of
                                        loan type to             loan type to
                             Amount     total loans   Amount     total loans
                             ------     -----------   ------     -----------
                                           (Dollars in thousands)
Mortgage loans:
  Single-family             $230,979        72.60%   $230,659        80.16%
 Commercial real estate
    and multi-family
    residential               31,978        10.01      23,141         8.04
  Construction                 4,772         1.49       3,776         1.31
  Home equity                 41,366        12.95      25,553         8.88
                            --------      -------    --------       ------
     Total mortgage loans    309,095        96.75     283,129        98.39
Consumer loans                 4,930         1.54       2,924         1.02
Commercial business loans      5,437         1.70       1,698         0.59
                            --------      -------    --------       ------
Total loans receivable       319,462       100.00%    287,751       100.00%
                            ========      =======    ========       ======

Allowance for loan losses     (2,665)                  (1,678)
Deferred loan fees            (1,092)                  (1,477)
                            --------                 --------
Loans receivable, net       $315,705                 $284,596
                            ========                 ========

                                   Exhibit I-9
                           Willow Grove Bancorp, Inc.
                        Contractual Maturity By Loan Type

                                                At September 30, 2001 the amount due within
                                ----------------------------------------------------------------------------------------
                                               More than      More than     More than    More than
                                 1 year          1 to 3        3 to 5        5 to 10     10 to 20    Over 20
                                 or less         years         Years          years        years       years       Total
                                 --------      ---------      ---------     ---------    ---------   --------     --------
                                                                     (In thousands)
Mortgage loans:
Single-family and home
   equity                        $    915      $  5,348       $ 13,937      $ 26,749     $ 98,802    $125,390     $271,141
Commercial real estate
   and multi-family
   residential                      1,458         4,415          4,897        17,389       96,604       9,323      134,086
Construction                       13,339        11,584                                                             24,923
Consumer loans                      3,365         2,894          1,666         2,048           28          74       10,075
Commercial business
   loans                            9,408         2,099          2,369         4,953          887          --       19,716
                                 --------      --------       --------      --------     --------    --------     --------
Total                            $ 28,485      $ 26,340       $ 22,869      $ 51,139     $196,321    $134,787     $459,941
                                 ========      ========       ========      ========     ========    ========     ========

                                  Exhibit I-10
                           Willow Grove Bancorp, Inc.
                     Loan Originations, Purchases and Sales

                                                                                 Year Ended June 30,
                                                   Three Months Ended     -------------------------------
                                                   September 30, 2001     2001         2000          1999
                                                   ------------------     ----         ----          ----
                                                                                    (Dollars in thousands)
Loans held at the beginning of the period (1)            $459,320        $429,544     $378,522      $319,462
Loans originated and purchased for portfolio
Mortgage loans:
   Single-family                                            9,408          27,867       47,668        68,768
   Commercial real estate and
     multi-family residential                               4,030          30,591       44,841        36,623
   Construction                                            11,322          27,758       13,076        13,312
   Home equity                                              9,236          27,985       31,560        27,241
Consumer loans                                              2,882           8,873        9,157         7,503
Commercial business loans                                   2,215          21,675       19,403        14,060
                                                         --------        --------     --------      --------
Total loans originated and purchased for
  portfolio                                                39,093         144,749      129,713       167,507
Transfer of loans from portfolio to available
  for sale                                                     --              --      (35,992)           --
Amortization                                              (38,324)       (107,525)     (78,606)     (108,389)
Charge-offs                                                  (148)         (7,448)         (85)          (58)
                                                         --------        --------     --------      --------
Net change in total loan portfolio                            621          29,776       51,022        59,060
                                                         --------        --------     --------      --------
Total loans at the end of the period                     $459,941        $459,320     $429,544      $378,522
                                                         ========        ========     ========      ========

-----------
(1)   Excludes loans classified as available for sale at origination.

                                  Exhibit I-11
                           Willow Grove Bancorp, Inc.
                              Non-Performing Assets

                               Three Months Ended
                                  September 30,                          Year Ended June 30,
                               ------------------        -------------------------------------------------------
                                2001        2000           2001         2000        1999       1998       1997
                                ----        ----           ----         ----        ----       ----       ----
                                                           (Dollars in thousands)
Balance at the beginning
  of period                       $4,313      $3,905       $3,905       $3,138     $2,665     $1,678      $1,938
Plus: Provisions for
  loan losses                        374         110        7,856          706        531        993         185
Less charge-offs for:
    Mortgage loans                    11           4           18           51         32         --          --
    Consumer loans                   137          35           72           31         23          6           5
    Commercial business
      loans                           --          --        7,359            3          3         --         440
                                  ------      ------       ------       ------     ------     ------      ------
Total charge-offs                    148          39        7,449           85         58          6         445
Plus: Recoveries                      --          --            1          146         --         --          --
                                  ------      ------       ------       ------     ------     ------      ------
Balance at the end of the
  period                          $4,539      $3,976       $4,313       $3,905     $3,138     $2,665      $1,678
                                  ======      ======       ======       ======     ======     ======      ======
Allowance for loan loss to
  total non-performing
  loans at the end of the
  period                           95.84%     209.48%       83.25%      310.91%    293.82%    178.98%      87.62%
Charge-offs to average
  loans                             0.03%       0.01%        1.65%        0.02%      0.02%       n/m        0.16%

                                  Exhibit I-12
                           Willow Grove Bancorp, Inc.
                               Deposit Composition

                                         At September 30, 2001          June 30, 2001              June 30, 2000
                                         ---------------------       ---------------------      --------------------
                                                       Percent                    Percent                   Percent
                                          Amount      of Total       Amount       of Total      Amount      of Total
                                          ------      --------       ------       --------      ------      --------
                                                                   (Dollars in thousands)
Savings accounts (passbooks,
  statement, clubs)                      $  61,016      12.1%      $  58,566        11.8%       $ 53,042       11.7%
Money market accounts                       37,190       7.4          34,788         7.0          29,706        6.6
Certificates of deposit                    322,117      64.0         321,358        64.6         293,312       64.8
Interest-bearing checking
  accounts                                  30,594       6.1          31,825         6.4          31,420        6.9
Non-interest bearing- checking
  accounts                                  52,174      10.4          50,493        10.2          45,377       10.0
                                          --------     -----        --------       -----        --------      -----
Total                                     $503,091     100.0%       $497,030       100.0%       $452,857      100.0%
                                          ========     =====        ========       =====        ========      =====

                                  Exhibit I-13
                           Willow Grove Bancorp, Inc.
                              Time Deposit By Rate

                                At September 30, 2001,
                                 amounts maturing in
         ------------------------------------------------------------------
                         More than       More than
         3 Months          3 to 6         6 to 12      Over 12
         Or Less           Months          Months       Months        Total
         --------        ---------       ---------     --------       -----
                                    (In Thousands)
          $18,095           $ 8,864      $ 22,278    $ 10,773     $60,010

                                  Exhibit I-14
                           Willow Grove Bancorp, Inc.
                         FHLB Advance Borrowing Activity

                                                              At or for the            At or for the year
                                                           three months ended           ended June 30,
                                                              September 30,        ------------------------
                                                                  2001               2001            2000
                                                                  ----               ----            ----
                                                                         (Dollars in thousands)
      FHLB Advances
      Average balances outstanding                               $64,656           $60,201          $38,820
      Maximum amount outstanding at any month end                 68,641            74,196           61,696
      Balance outstanding at the end of the period                65,415            59,885           37,517
      Average interest rate for the period                          5.73%             6.38%            6.06%
      Interest rate at the end of the period                        5.67%             5.85%            6.61%

                                  Exhibit II-1
                           Willow Grove Bancorp, Inc.
                        Description of Office Facilities

                                              Owned        Lease             Net Book               Deposits
                                                Or       Expiration          Value at                  at
                                              Leased        Date        September 30, 2001     September 30, 2001
                                              ------     ----------     ------------------     ------------------
                                                                                 (Dollars in thousands)
Executive Office:
  Welsh & Norristown Roads (1)
     Maple Glen, PA 19002-8030              Owned         N/a                 $1,809                  $115,600
Operations Center:
  100 Witmer Road
     Horsham, PA 19044                      Leased        08/2004                 79                        --
Branch Offices:
  1555 West Street Road
     Warminster, PA 18974-3103              Leased        01/2006                  1                    50,196
  1141 Ivyland Road
     Warminster, PA 18974-2048              Leased        06/2004                 22                    22,546
  9 Easton Road (2)
     Willow Grove, PA 19090-0905            Owned         N/a                  1,111                   111,321
  701 Twining Road
     Dresher, PA 19025-1894                 Owned         N/a                    775                    57,744
  761 Huntingdon Pike
     Huntingdon Valley, PA 19006            Owned         N/a                    332                    46,267
  2 N. York Road
     Hatboro, PA 19040-3201                 Leased        05/2002                 40                    29,351
  1331 Easton Road
     Roslyn, PA 19001                       Leased        12/2004                 40                    10,042
  11730 Bustleton Avenue
     Philadelphia, PA 19116                 Leased        02/2004                 27                    28,871
  122 North Main Street
     North Wales, PA 19454                  Leased        02/2010                106                     8,740
  8200 Castor Avenue
     Philadelphia, PA 19152                 Leased        12/2009                160                    19,078
  735 Davisville Road (3)
     Southampton, PA 18966                  Leased        05/2011                209                     3,785

----------
(1) Includes adjacent nine acre parcel that could be used for future expansion.
(2)   Includes adjacent parcel of land with an existing structure.
(3)   Opened in May 2001.

                                  EXHIBIT II-2

                            Historical Interest Rates

                                  EXHIBIT III-1

             General Characteristics of Publicly-Traded Institutions

                                  EXHIBIT III-2

                  Public Market Pricing of Pennsylvania Thrifts

                                  EXHIBIT III-3

          Public Market Pricing of Mid-Atlantic and New England Thrifts

                                  EXHIBIT IV-1

                                  Stock Prices:
                             As of December 7, 2001

                                  EXHIBIT IV-2

                         Historical Stock Price Indices

                                  EXHIBIT IV-3

                         Historical Thrift Stock Indices

                                  EXHIBIT IV-4

     Pricing Characteristics and After-Market Trends Second Step Conversions

                                  EXHIBIT IV-5

                        Market Area Acquisition Activity

                                  EXHIBIT IV-6

                           Willow Grove Bancorp, Inc.
                 Director and Senior Management Summary Resumes

                                  Exhibit IV-6
                           Willow Grove Bancorp, Inc.
                 Director and Senior Management Summary Resumes

Directors

      Lewis W. Hull has been a Director of Willow Grove Bank since 1973. Mr. Hull is Chairman and controlling shareholder of Hull Corp., a manufacturing company located in Warminster, Pennsylvania. Mr. Hull is also a director of Penn Engineering & Manufacturing Corp.

      Charles F. Kremp, III has been a Director of Willow Grove Bank since 1994. Mr. Kremp is the Owner of Kremp Florist, located in Willow Grove, Pennsylvania.

      William W. Langan has been a Director of Willow Grove Bank since 1986. Mr. Langan is Chairman of the Board. He has been retired since March 1, 2001. Previously, Mr. Langan was President of Marmetal Industries, Inc., located in Horsham, Pennsylvania.

      Rosemary C. Loring, Esq. has been a Director of Willow Grove Bank since 2000. Since 1996, Ms. Loring has served as President of the Remedy Intelligent Staffing franchise in Bucks and Montgomery Counties. Previously, Mr. Loring was Regional Vice President-Consumer Banking for First Union National Bank.

      Frederick A. Marcell, Jr. has been a Director of Willow Grove Bank since 1992. Mr. Marcell has served as President and Chief Executive Officer of Willow Grove Bank since April 1992 and of Willow Grove Bancorp since December 1998.

      A. Brent O'Brien has been a Director of Willow Grove Bank since 1996. Mr. O'Brien has served as a Consultant to Bean, Mason & Eyer, Inc., an insurance broker firm in Doylestown, Pennsylvania, since January 2000. Previously, Mr. O'Brien was President and Owner of Bean, Mason & Eyer, Inc.

      Samuel H. Ramesy, III has been a Director of Willow Grove Bank since 1988. Since 1973, Mr. Ramesy has been the Owner of Samuel H. Ramsey, III, Certified Public Accounts. Mr. Ramesy has also served as Investment Adviser of AXA Advisers, LLC, Bellevue, Washington, since October 2000.

      William B. Weihenmayer has been a Director of Willow Grove Bank since 1996. Mr. Weihenmayer has been an independent real estate investor since March 1990. Previously, he was a partner of Linpro Company, a national real estate developer.

                           Willow Grove Bancorp, Inc.
                 Director and Senior Management Summary Resumes

Senior Management

      Frederick A. Marcell, Jr. has been a Director of Willow Grove Bank since 1992. Mr. Marcell has served as President and Chief Executive Officer of Willow Grove Bank since April 1992 and of Willow Grove Bancorp since December 1998.

      Thomas M. Fewer is Senior Vice President of Willow Grove Bancorp and has served as Senior Vice President and Senior Lending Officer of Willow Grove Bank since 1997. Prior to 1997, Mr. Fewer was Vice President and Senior Lending Officer of Willow Grove Bank.

      Christopher E. Bell is Senior Vice President, Treasurer and Chief Financial Officer of Willow Grove Bancorp and has served as Senior Vice President and Chief Financial Officer of Willow Grove Bank since July 2000. Previously, Mr. Bell was Vice President and Controller of Willow Grove Bank and, prior to August 1997, Assistant Vice President and Controller of Willow Grove Bank.

      John T. Powers is Senior Vice President and Corporate Secretary of Willow Grove Bancorp and has served as Senior Vice President, Community Banking and Corporate Secretary of Willow Grove Bank since 1997. Prior to 1997, Mr. Powers was Vice President and Corporate Secretary of Willow Grove Bank.

                                  EXHIBIT IV-7

                           Willow Grove Bancorp, Inc.
                       Pro Forma Regulatory Capital Ratios

                                  EXHIBIT IV-8

                            Pro Forma Analysis Sheet

                                  EXHIBIT IV-9

                           Willow Grove Bancorp, Inc.
                     Pro Forma Effect of Conversion Proceeds

                                  EXHIBIT IV-10

                           Willow Grove Bancorp, Inc.
                        Peer Group Core Earnings Analysis

                                   EXHIBIT V-1

                                RP Financial, LC.
                          Firm Qualifications Statement